UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 22, 2012

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

22 August 2012

For Announcement to the Market

Name of Companies: BHP Billiton Limited (ABN 49 004 028 077) and BHP Billiton Plc (Registration No. 3196209)

Report for the year ended 30 June 2012

This statement includes the consolidated results of the BHP Billiton Group, comprising BHP Billiton Limited and BHP Billiton Plc, for the year ended 30 June 2012 compared with the year ended 30 June 2011.

The results are prepared in accordance with IFRS and are presented in US dollars.

US$ Million

Revenue up 0.7% to 72,226

Profit attributable to the members of the

BHP Billiton Group down 34.8% to 15,417

Net Tangible Asset Backing:

Net tangible assets per fully paid share were US$11.59 as at 30 June 2012, compared with US$10.52 at 30 June 2011.

Dividends per share:

Final dividend for current period US 57 cents fully franked (record date 7 September 2012; payment date 28 September 2012)

Final dividend for previous corresponding period US 55 cents fully franked This statement was approved by the Board of Directors.

Jane McAloon

Group Company Secretary

BHP Billiton Limited and BHP Billiton Plc

NEWS RELEASE

bhpbilliton
resourcing the future

Release Time IMMEDIATE
Date 22 August 2012
Number 18/12

BHP BILLITON RESULTS FOR THE YEAR ENDED 30 JUNE 2012

- **Our strategy to own and operate large, long-life, low-cost, expandable, upstream assets diversified by commodity, geography and market remains a major point of differentiation, particularly in the current, more challenging economic environment.**
- **Underlying EBIT(1)(2) decreased by 15% to US$27.2 billion and Attributable profit excluding exceptional items(3) declined by 21% to US$17.1 billion. Exceptional items totalling US$1.7 billion contributed to a 35% decline in Attributable profit to US$15.4 billion.**
- **Underlying EBIT margin(3) remained at a robust 39% while Underlying return on capital was 23%.**
- **Strong momentum established with annual production records achieved at 10 operations. Our low risk, largely brownfield projects in execution are expected to create substantial shareholder value.**
- **Net operating cash flow(4) of US$24.4 billion reflected the strong cash generating capacity of the business throughout the economic cycle. Gearing of 26% remains within the parameters defined by our solid A credit rating.**
- **An 11% increase in the 2012 financial year dividend takes the compound annual growth rate of our progressive dividend to 26% over the last 10 years.**

Year ended 30 June	2012 US$M	2011 US$M	Change %
Revenue	72,226	71,739	0.7%
Underlying EBITDA(1)	33,746	37,093	(9.0%)
Underlying EBIT(1)(2)	27,238	31,980	(14.8%)
Profit from operations	23,752	31,816	(25.3%)
Attributable profit – excluding exceptional items	17,117	21,684	(21.1%)
Attributable profit	15,417	23,648	(34.8%)
Net operating cash flow(4)	24,384	30,080	(18.9%)
Basic earnings per share – excluding exceptional items (US cents)	321.6	393.5	(18.3%)
Basic earnings per share (US cents)	289.6	429.1	(32.5%)
Underlying EBITDA interest coverage (times)(1)(3)	53.2	102.8	(48.2%)
Dividend per share (US cents)	112.0	101.0	10.9%

The financial information on pages 21 to 43 has been prepared in accordance with IFRS. This news release including the financial information is unaudited. Refer to page 17 for footnotes, including explanations of the non-IFRS measures used in this announcement. Variance analysis relates to the relative financial and/or production performance of BHP Billiton and/or its operations during the year ended 30 June 2012 compared with the year ended 30 June 2011, unless otherwise noted.

News Release

RESULTS FOR THE YEAR ENDED 30 JUNE 2012

Safety is a priority for BHP Billiton

BHP Billiton’s commitment to establish best practice in health and safety was illustrated by a six per cent decline in the Group’s Total Recordable Injury Frequency (TRIF) in the 2012 financial year. Regrettably, despite the decline in the TRIF to its lowest level on record, the Group suffered the tragic loss of three colleagues over the twelve month period. The Group will maintain and enhance its focus on the elimination of fatal risks.

Robust performance in a challenging environment

Our strategy to own and operate large, long-life, low-cost, expandable, upstream assets diversified by commodity, geography and market remains a major point of differentiation, particularly in the current, more challenging economic environment.

Disciplined investment throughout the economic cycle has established strong momentum in our major businesses, demonstrated by a twelfth consecutive annual production record at Western Australia Iron Ore (WAIO) and record annual production at another nine operations.

Weakness in commodity markets and industry wide cost pressure resulted in a 15 per cent decline in Underlying EBIT and a 21 per cent fall in Attributable profit (excluding exceptional items) in the 2012 financial year. Net operating cash flow of US$24.4 billion declined by 19 per cent while Underlying return on capital was 23 per cent. The value of the Company’s diversified strategy was reflected in the Group’s Underlying EBIT margin, which remained at a robust 39 per cent.

The Group has been quick to respond to the change in the operating environment and has acted decisively by closing energy intensive silicomanganese alloy production capacity in South Africa and by temporarily closing capacity at TEMCO (Australia). In addition, metallurgical coal production at Norwich Park (Australia) was suspended following a review of the mine’s profitability. The viability of other high-cost operations is being assessed and additional measures are being implemented that will substantially reduce operating costs and non-essential expenditure across the business.

The sale of our 37 per cent non-operated interest in Richards Bay Minerals (South Africa) to Rio Tinto is well advanced while the review of our diamonds business is ongoing. Other targeted divestments are being considered. These actions demonstrate the Group’s commitment to further simplify the portfolio.

Exceptional items contributed to the decline in Attributable profit

Attributable profit of US$15.4 billion for the 2012 financial year included a number of exceptional items: an impairment of the Fayetteville (US) dry gas assets acquired from Chesapeake Energy in March 2011 of US$1.8 billion (US$2.8 billion before tax); an impairment of the Nickel West (Australia) assets of US$355 million (US$449 million before tax); and a US$342 million (US$452 million before tax) charge for the suspension or early closure of operations and the change in status of specific projects, which included an impairment of the Olympic Dam Project (Australia).

Other exceptional items included the settlement of insurance claims at Queensland Coal (Australia), which resulted in other income of US$199 million (US$284 million before tax), while a US$637 million non-cash income tax credit was recognised following the passage of Australia’s Minerals Resource Rent Tax (MRRT) and Petroleum Resource Rent Tax (PRRT) extension into legislation in March 2012.

Investing in high return growth

With 20 major projects currently in execution with a combined budget of US$22.8 billion, BHP Billiton is largely committed for the 2013 financial year. No major project approvals are expected over this timeframe. The majority of the Group’s high quality projects in execution are scheduled to deliver first production before the end of the 2015 financial year. These low risk, largely brownfield projects will underpin the strong near-term momentum that has been established in our major businesses and create substantial value for our shareholders.

BHP Billiton Financial Results for the year ended 30 June 2012

BHP Billiton has an unrivalled portfolio of development options beyond those projects in execution and a significant number of these are embedded within our existing footprint. As our current expenditure commitments decline, future capital will be allocated to those options that maximise shareholder value, while also considering the balance between short and long-term returns.

Our proven strategy delivers sector leading shareholder returns

The Group’s long stated priorities for capital management remain unchanged: firstly, to invest in high return growth opportunities throughout the economic cycle; secondly, to maintain a solid A credit rating and to grow our progressive dividend; and finally, to return excess capital to shareholders.

The disciplined application of these priorities within the framework of our strategy has not only facilitated strong growth in the business but has also enabled the Company to return US$53.8 billion to shareholders in the form of dividends and share buy-backs over the last 10 years.

The total dividend declared for the 2012 financial year increased by 11 per cent to 112 US cents per share. The increase in the final dividend to 57 US cents per share takes the compound annual growth rate of our progressive dividend to 26 per cent over that same 10 year period.

Outlook

Economic outlook

Concerns surrounding the stability of the Eurozone and the decline in economic activity that accompanied the managed slowdown of growth in China led to significant market volatility in the 2012 financial year. In China, the Government has introduced stimulatory measures aimed at supporting sustainable growth. The successful containment of inflation, looser monetary policy and evidence of a recovery in infrastructure investment should be positive for commodities demand in the short to medium term. Similarly, there are encouraging signs that the United States housing market may have stabilised which should translate into upside for the world’s largest economy if it leads to an improvement in consumer and business confidence.

Our positive longer-term view is unchanged as urbanisation and industrialisation across the developing world is expected to remain the primary driver of global economic growth. While the rate of expansion within China has adjusted to a more sustainable level as its economy has matured, economic growth in this decade is expected to rise substantially in absolute terms given the higher starting base.

Commodities outlook

Prices for many of BHP Billiton’s products declined during the 2012 financial year as global economic growth slowed and concerns surrounding the economic outlook increased. The impact was compounded by improved supply for some commodities.

In the short term, we expect volatility in commodity markets to persist as temporary weakness in the manufacturing and construction sectors across all key markets is expected to weigh on market sentiment. However, in the medium term we expect supportive economic policy and a broad growth bias, particularly in China, to lead to measured improvement in the external environment beginning in the first half of the 2013 financial year.

Growth in fixed asset investment in China over this timeframe is expected to support demand for the steel making raw materials and iron ore prices specifically. In the longer-term, however, the strong financial returns that are being generated by the low-cost iron ore producers will continue to encourage investment in brownfield capacity. The development of this low-cost supply should, in our view, lead to a flattening of the cost curve and the gradual mean reversion of prices, consistent with the backwardated nature of the iron ore forward curve.

News Release

The long-term dynamics for copper are particularly positive. Structural operating and capital cost pressure associated with rising strip ratios and declining ore grades suggests that a relatively steep copper cost curve should be maintained. Furthermore, the need to attract substantial new capacity into the market every year, if supply is to keep pace with demand, should provide long-term support for the copper price.

Geopolitical concerns and macroeconomic sentiment continued to influence the energy complex and crude oil pricing in particular. In the United States, the combination of an unusually warm winter and strong supply growth had a detrimental impact on the Henry Hub natural gas price in the second half of the 2012 financial year. This rapid decline in price resulted in a very significant switch from coal to gas fired electricity generation while on the supply side, there was a marked decrease in the level of drilling activity in the dry gas basins. As the market continues to rebalance, we believe that the Henry Hub gas price will adjust to reflect the economics of incremental investment which should, in our view, support higher prices in the longer-term.

In summary, the global macroeconomic environment is expected to stabilise before improving in the first half of the 2013 financial year. This recovery will provide support for commodity demand and pricing in the short to medium term. For specific commodities, the industry will find it difficult to develop new supply quickly enough to satisfy the expected increase in demand. This is particularly the case for industries where barriers to entry are high (e.g. potash) or where the global resource endowment is in decline (e.g. copper). We believe that our strategy of being a low-cost, upstream, diversified natural resources company will provide more opportunities to create long-term shareholder value as commodity demand patterns evolve with economic development.

BHP Billiton Financial Results for the year ended 30 June 2012

Development projects

BHP Billiton approved eight major projects during the 2012 financial year for a total investment commitment of US$7.5 billion (BHP Billiton share). Pre-commitment funding of US$2.7 billion (BHP Billiton share) was also approved to further progress a series of development options.

In response to the challenging external environment the Group has chosen to delay the 2.5 million tonnes per annum (100 per cent basis) expansion of Peak Downs that is associated with the Caval Ridge mine development (Australia). The 5.5 million tonnes per annum (100 per cent basis) Caval Ridge mine remains on schedule to deliver first production in the 2014 calendar year.

With 20 major projects currently in execution with a combined budget of US$22.8 billion, BHP Billiton is largely committed for the 2013 financial year. No major project approvals are expected over this timeframe. As our current expenditure commitments decline, future capital will be allocated to those options that maximise shareholder value, while also considering the balance between short and long-term returns.

Six major projects delivered first production in the 2012 financial year, namely: WAIO Rapid Growth Project 5, Worsley Efficiency and Growth, North West Shelf CWLH Life Extension and the New South Wales Energy Coal RX1 Project (all Australia), the Antamina Expansion (Peru) and the Escondida Ore Access project (Chile).

Projects that delivered first production during the 2012 financial year

Customer Sector Group	Project	Capacity[(i)]	Capital expenditure (US$M)[(i)]		Date of initial production[(ii)]	
			Budget	Actual[(iii)]	Target	Actual
Petroleum	North West Shelf CWLH Life Extension (Australia) BHP Billiton – 16.67%	Replacement vessel with capacity of 60,000 barrels of oil per day.	245	211	2011	Q3 2011
Aluminium	Worsley Efficiency and Growth (Australia) BHP Billiton – 86%	1.1 million tonnes per annum of additional alumina capacity.	2,995[(iv)]	2,995	Q1 2012[(iv)]	Q1 2012
Base Metals	Antamina Expansion (Peru) BHP Billiton – 33.75%	Increases ore processing capacity to 130,000 tonnes per day.	435	435	Q1 2012[(iv)]	Q1 2012
	Escondida Ore Access (Chile) BHP Billiton – 57.5%	The relocation of the in-pit crushing and conveyor infrastructure provides access to higher grade ore.	319	319	Q2 2012	Q2 2012
Iron Ore	WAIO Rapid Growth Project 5 (Australia) BHP Billiton – 85%	Project integrated into subsequent expansion approvals that will increase WAIO capacity to 220 million tonnes per annum[(v)].	4,800	4,800	H2 2011	Q3 2011
Energy Coal	RX1 Project (Australia) BHP Billiton – 100%	Increases run-of-mine thermal coal production by approximately 4 million tonnes per annum.	400	400	H2 2012[(iv)]	Q2 2012
			9,194	9,160		

(i) All references to capital expenditure are BHP Billiton's share unless noted otherwise. All references to capacity are 100 per cent unless noted otherwise.

(ii) References are based on calendar years.

(iii) Number subject to finalisation.

(iv) As per revised budget and/or schedule.

(v) Consistent with the revised scope of the iron ore development sequence.

5

News Release

Projects approved during the 2012 financial year

Customer Sector Group	Project	Capacity[i]	Budgeted capital expenditure (US$M)[i]	Target date for initial production[ii]
Petroleum	North West Shelf Greater Western Flank-A (Australia) BHP Billiton – 16.67%	To maintain LNG plant throughput from the North West Shelf operations.	400	2016
Base Metals	Escondida Organic Growth Project 1 (Chile) BHP Billiton – 57.5%	Replaces the Los Colorados concentrator with a new 152,000 tonnes per day plant.	2,207	H1 2015
	Escondida Oxide Leach Area Project (Chile) BHP Billiton – 57.5%	New dynamic leaching pad and mineral handling system. Maintains oxide leaching capacity.	414	H1 2014
Iron Ore	WAIO Orebody 24 (Australia) BHP Billiton – 85%	Maintains iron ore production output from the Newman Joint Venture operations.	698	H2 2012
Metallurgical Coal	Caval Ridge (Australia) BHP Billiton – 50%	The greenfield mine will add 5.5 million tonnes per annum of export metallurgical coal as planned. The associated 2.5 million tonnes per annum expansion of Peak Downs has been delayed indefinitely.	2,100[iii]	2014
	Appin Area 9 (Australia) BHP Billiton – 100%	Maintains Illawarra Coal's production capacity with a replacement mining domain and capacity to produce 3.5 million tonnes per annum of metallurgical coal.	845	2016
Energy Coal	Cerrejon P40 Project (Colombia) BHP Billiton – 33.3%	Increases saleable thermal coal production by 8 million tonnes per annum to approximately 40 million tonnes per annum.	437	2013
	Newcastle Third Port Project Stage 3 (Australia) BHP Billiton – 35.5%	Increases total coal terminal capacity from 53 million tonnes per annum to 66 million tonnes per annum.	367	2014
			7,468	

(i) All references to capital expenditure are BHP Billiton's share unless noted otherwise. All references to capacity are 100 per cent unless noted otherwise.

(ii) References are based on calendar years.

(iii) Capital expenditure under review following the decision to delay the 2.5 million tonnes per annum expansion of Peak Downs. Excludes announced pre-commitment funding.

6

BHP Billiton Financial Results for the year ended 30 June 2012

Projects currently under development (approved in prior years)

Customer Sector Group	Project	Capacity(i)	Budgeted capital expenditure (US$M)(i)	Target date for initial production(ii)
Petroleum	Macedon (Australia) BHP Billiton – 71.43%	200 million cubic feet of gas per day.	1,050	2013
	Bass Strait Kipper (Australia) BHP Billiton – 32.5% – 50%	10,000 barrels of condensate per day and processing capacity of 80 million cubic feet of gas per day.	900(iii)	2012(iii)(iv)
	Bass Strait Turrum (Australia) BHP Billiton – 50%	11,000 barrels of condensate per day and processing capacity of 200 million cubic feet of gas per day.	1,350(iii)	2013(iii)
	North West Shelf North Rankin B Gas Compression (Australia) BHP Billiton – 16.67%	2,500 million cubic feet of gas per day.	850	2013
Diamonds & Specialty Products	EKATI Misery Open Pit Project (Canada) BHP Billiton – 80%	Project consists of a pushback of the existing Misery open pit which was mined from 2001 to 2005.	323	2015
Iron Ore	WAIO Jimblebar Mine Expansion (Australia) BHP Billiton – 96%	Increases mining and processing capacity to 35 million tonnes per annum.	3,300(v)	Q1 2014
	WAIO Port Hedland Inner Harbour Expansion (Australia) BHP Billiton – 85%	Increases total inner harbour capacity to 220 million tonnes per annum with debottlenecking opportunities to 240 million tonnes per annum.	1,900(v)	H2 2012
	WAIO Port Blending and Rail Yard Facilities (Australia) BHP Billiton – 85%	Optimises resource and enhances efficiency across the WAIO supply chain.	1,400(v)	H2 2014
	Samarco Fourth Pellet Plant (Brazil) BHP Billiton – 50%	Increases iron ore pellet production capacity by 8.3 million tonnes per annum to 30.5 million tonnes per annum.	1,750	H1 2014
Metallurgical Coal	Daunia (Australia) BHP Billiton – 50%	Greenfield mine development with capacity to produce 4.5 million tonnes per annum of export metallurgical coal.	800	2013
	Broadmeadow Life Extension (Australia) BHP Billiton – 50%	Increases productive capacity by 0.4 million tonnes per annum and extends the life of the mine by 21 years.	450	2013
	Hay Point Stage Three Expansion (Australia) BHP Billiton – 50%	Increases port capacity from 44 million tonnes per annum to 55 million tonnes per annum and reduces storm vulnerability.	1,250(v)	2014
			15,323	

(i) All references to capital expenditure are BHP Billiton's share unless noted otherwise. All references to capacity are 100 per cent unless noted otherwise.

(ii) References are based on calendar years.

(iii) As per revised budget and/or schedule.

(iv) Facilities ready for first production pending resolution of mercury content.

(v) Excludes announced pre-commitment funding.

7

News Release

Income statement

To provide clarity regarding the underlying performance of our operations we present Underlying EBIT, which is a measure used internally and in our Supplementary Information, that excludes any exceptional items. Exceptional items are described on page 11. The difference between Underlying EBIT and Profit from operations is set out in the following table:

Year ended 30 June	2012 US$M	2011 US$M
Underlying EBIT	27,238	31,980
Exceptional items (before taxation)	(3,486)	(164)
Profit from operations (EBIT)	23,752	31,816

Underlying EBIT

The following table and commentary describes the approximate impact of the principal factors that affected Underlying EBIT for the 2012 financial year compared with the 2011 financial year:

	US$M	US$M
Underlying EBIT for the year ended 30 June 2011		**31,980**
Change in volumes:		
Increase in volumes	2,529	
Decrease in volumes	(2,221)	
		308
Net price impact:		
Change in sales prices	(2,213)	
Price-linked costs	253	
		(1,960)
Change in costs:		
Costs (rate and usage)	(3,138)	
Exchange rates	820	
Inflation on costs	(764)	
		(3,082)
Asset sales		78
Ceased and sold operations		347
New and acquired operations		(86)
Exploration and business development		(819)
Other		472
Underlying EBIT for the year ended 30 June 2012		**27,238**

Volumes

Disciplined investment throughout the economic cycle has established strong momentum in our major businesses, demonstrated by a twelfth consecutive annual production record at WAIO and record annual production at another nine operations. In aggregate, volumes increased Underlying EBIT by US$308 million in the period.

WAIO shipments rose to a record annualised rate of 179 million tonnes in the June 2012 quarter (100 per cent basis). The resultant 23 million tonne (BHP Billiton share) uplift in WAIO shipments increased Underlying EBIT by US$2.4 billion in the 2012 financial year.

Downtime at our non-operated facilities in the Gulf of Mexico (US) and the North West Shelf, and natural field decline, particularly at Pyrenees (Australia), were the major contributors to the volume related US$1.1 billion reduction in Underlying EBIT for the Petroleum business. The high margin Atlantis and Mad Dog (both US) facilities resumed production in August 2012. In Base Metals, annual copper production records were set at Antamina and Spence (Chile) although lower grades and industrial action constrained performance at Escondida. An overall decline in Base Metals volumes reduced Underlying EBIT by US$509 million in the period.

8

BHP Billiton Financial Results for the year ended 30 June 2012

Prices

Prices for many of BHP Billiton's products declined during the 2012 financial year as global economic growth slowed and concerns surrounding the economic outlook increased. In total, lower average realised prices reduced Underlying EBIT by US$2.0 billion in the 2012 financial year, net of price-linked costs. The impact was most apparent in our Base Metals and Iron Ore businesses where weaker prices reduced Underlying EBIT by US$1.6 billion and US$1.3 billion, respectively. No respite was provided for our Aluminium, Manganese and Stainless Steel Materials businesses where lower realised prices reduced Underlying EBIT by a combined US$1.2 billion.

In Petroleum, a 19 per cent increase in the average realised price of oil and a 29 per cent rise in the average realised price of liquefied natural gas contributed to a US$1.5 billion increase in Underlying EBIT in the 2012 financial year. In addition, stronger thermal and metallurgical coal prices increased Underlying EBIT by a combined US$434 million, net of price-linked costs.

Costs

Higher costs, excluding the impacts of inflation, exchange rate volatility and non-cash items, reduced Underlying EBIT by US$2.7 billion in the 2012 financial year. Labour and contractor cost increases accounted for approximately one third of the impact while industrial action at Queensland Coal created additional pressure.

The Group has been quick to respond to the change in the operating environment and has acted decisively by closing energy intensive silicomanganese alloy production capacity in South Africa and by temporarily closing capacity at TEMCO. In addition, metallurgical coal production at Norwich Park was suspended following a review of the mine's profitability. The viability of other high-cost operations is being assessed and additional measures are being implemented that will substantially reduce operating costs and non-essential expenditure across the business.

Non-cash items, which included foreign exchange rate related adjustments to the carrying value of inventory and higher depreciation associated with the completion of major projects, reduced Underlying EBIT by a further US$435 million in the 2012 financial year.

Exchange rates

The cost related impact of the stronger Australian dollar reduced Underlying EBIT by US$565 million in the 2012 financial year. However, the positive restatement of monetary items in the balance sheet that followed the general strengthening of the US dollar against a basket of currencies at the end of the period resulted in a US$1.1 billion increase in Underlying EBIT. In total, exchange rate volatility increased Underlying EBIT by US$820 million.

The following exchange rates against the US dollar have been applied:

	Average Year ended 30 June 2012	Average Year ended 30 June 2011	As at 30 June 2012	As at 30 June 2011	As at 30 June 2010
Australian dollar(i)	1.03	0.99	1.00	1.07	0.85
Chilean peso	492	486	510	470	545
Colombian peso	1,825	1,843	1,807	1,779	1,920
Brazilian real	1.78	1.68	2.08	1.57	1.81
South African rand	7.77	7.01	8.41	6.80	7.68

(i) Displayed as US$ to A$1 based on common convention.

Inflation on costs

Inflationary pressure had an unfavourable impact on all Customer Sector Groups and reduced Underlying EBIT by US$764 million during the 2012 financial year. The pressure was most notable in Australia and South Africa which accounted for 75 per cent of the total impact.

9

News Release

Asset sales

The contribution of asset sales to Underlying EBIT increased by US$78 million from the corresponding period and primarily reflected the receipt of a post-closing payment that followed the 2006 divestment of our interests in Cascade and Chinook (US).

Ceased and sold operations

A favourable foreign exchange related restatement and partial release of the Newcastle steelworks (Australia) rehabilitation provision accounted for the majority of the US$347 million increase in Underlying EBIT.

New and acquired operations

Assets are reported as new and acquired operations until there is a full year period for comparison. New and acquired operations reduced Underlying EBIT by US$86 million in the 2012 financial year.

Exploration and business development

Exploration expense increased by US$662 million to US$1.7 billion in the 2012 financial year. Within Minerals (US$928 million expense), greenfield exploration continued on copper targets in South America, nickel and copper targets in Australia, and iron ore and potash targets globally.

Petroleum exploration expense was US$818 million and included a US$144 million impairment of exploration previously capitalised. Our activities focused on offshore Western Australia, the Gulf of Mexico, South East Asia and our recently acquired Onshore US business.

A general increase in the level of business development expenditure reduced Underlying EBIT by a further US$157 million in the 2012 financial year.

Other

The absence of specific provisions and non-cash charges that were reported in the Aluminium and Base Metals businesses in the 2011 financial year largely accounted for a US$472 million increase in Underlying EBIT in the period.

Net finance costs

Net finance costs increased to US$730 million from US$561 million in the corresponding period. This was primarily driven by increased net interest expense on higher net debt, partially offset by exchange rate variations on net debt.

Taxation expense

Total taxation expense including royalty-related taxation, exceptional items and exchange rate movements, was US$7.5 billion, representing an effective tax rate of 32.5 per cent (30 June 2011: 23.4 per cent).

Excluding the impacts of royalty-related taxation, exceptional items and exchange rate movements, taxation expense was US$8.1 billion representing an underlying effective tax rate(3) of 30.5 per cent (30 June 2011: 32.1 per cent).

Exchange rate movements increased taxation expense by US$250 million (30 June 2011: decrease of US$1.5 billion). The reduced impact compared to the 2011 financial year is predominantly due to eligible Australian entities electing to adopt a US dollar tax functional currency from 1 July 2011.

Exceptional items decreased taxation expense by US$1.7 billion (30 June 2011: decrease of US$2.1 billion) predominantly due to the recognition of tax benefits of US$1.2 billion arising from the impairments of goodwill and other assets in relation to the Fayetteville shale gas assets, Nickel West and the Olympic Dam expansion project, and the recognition of a net income tax benefit of US$637 million on enactment of the MRRT and PRRT extension legislation in Australia.

BHP Billiton Financial Results for the year ended 30 June 2012

Government imposed royalty arrangements calculated by reference to profits after adjustment for temporary differences are reported as royalty-related taxation. Royalty-related taxation (excluding exceptional items) contributed US$889 million to taxation expense representing an effective tax rate of 3.9 per cent (30 June 2011: US$828 million and 2.6 per cent).

Other royalty and excise arrangements which do not have these characteristics are recognised as operating costs within profit before taxation. These amounted to US$3.1 billion during the period (30 June 2011: US$2.9 billion).

Exceptional items

Year ended 30 June 2012	Gross US$M	Tax US$M	Net US$M
Exceptional items by category			
Impairment of Fayetteville goodwill and other assets	(2,835)	996	(1,839)
Impairment of Nickel West goodwill and other assets	(449)	94	(355)
Suspension or early closure of operations and the change in status of specific projects[(i)]	(502)	108	(394)
Settlement of insurance claims[(i)]	300	(90)	210
Recognition of deferred tax assets on enactment of MRRT and PRRT extension legislation in Australia	–	637	637
	(3,486)	1,745	(1,741)

(i) Includes amounts attributable to non-controlling interests of US$(34) million (US$7 million tax expense).

As a result of the fall in United States domestic gas prices and the company's decision to adjust its development plans, the Group has recognised impairments of goodwill and other assets in relation to its Fayetteville shale gas assets. A total impairment charge of US$2.8 billion (US$996 million tax benefit) was recognised in the 2012 financial year.

The Group has recognised impairments of goodwill and other assets at Nickel West as a result of the continued downturn in the nickel price and margin deterioration. A total impairment charge of US$449 million (US$94 million tax benefit) was recognised in the 2012 financial year.

As part of our regular portfolio review, various operations and projects around the Group have either been suspended, closed early or changed in status. These include: the change in status of the Olympic Dam expansion project; the temporary suspension of production at TEMCO and the permanent closure of the Metalloys South Plant in South Africa; the indefinite cessation of production at Norwich Park; and the suspension of other minor capital projects. As a result, impairment charges of US$422 million (US$84 million tax benefit), idle capacity costs and inventory write-down of US$40 million (US$12 million tax benefit) and other restructuring costs of US$40 million (US$12 million tax benefit) were recognised in the 2012 financial year.

During 2008, extreme weather across the central Queensland coalfields affected production from the BHP Billiton Mitsubishi Alliance (BMA) and BHP Billiton Mitsui Coal (BMC) operations. The Group settled insurance claims in respect of the lost production and insurance claim income of US$300 million (US$90 million tax expense) was recognised in the 2012 financial year.

The Australian MRRT and PRRT extension legislation were enacted in March 2012. Under the legislation, the Group is entitled to a deduction against future MRRT and PRRT liabilities based on the market value of its coal, iron ore and petroleum assets. A deferred tax asset, and an associated net income tax benefit of US$637 million, was recognised in the 2012 financial year to reflect the future deductibility of these market values for MRRT and PRRT purposes, to the extent they are considered recoverable.

Cash flows

Net operating cash flows after interest and tax decreased by 19 per cent to US$24.4 billion for the 2012 financial year. A US$3.8 billion reduction in cash generated from operations (after changes in working capital balances) was the major contributor to the decline. Higher net income tax paid and increased royalty-related taxation payments further reduced net operating cash flows after interest and tax by US$1.4 billion and US$408 million, respectively.

11

News Release

Investing cash flows increased by US$15.6 billion primarily driven by investment in subsidiaries and operations of US$12.6 billion in the 2012 financial year. Capital and exploration expenditure totalled US$20.8 billion in the 2012 financial year. Expenditure on major growth projects was US$16.3 billion, including US$5.1 billion on Petroleum projects and US$11.2 billion on Minerals projects. Capital expenditure on sustaining and other items was US$2.0 billion. Exploration expenditure was US$2.5 billion, including US$1.6 billion classified within net operating cash flows.

Net financing cash flows include proceeds from borrowings of US$13.3 billion partially offset by dividend payments of US$5.9 billion and debt repayments of US$4.3 billion. Proceeds from borrowings include the issuance of a three tranche Global Bond of US$3.0 billion, a five tranche Global Bond of US$5.3 billion, a two tranche Euro Bond of €2.0 billion and proceeds from Commercial Paper of US$995 million.

Net debt, comprising interest bearing liabilities less cash, was US$23.6 billion which was an increase of US$17.8 billion compared to the net debt position at 30 June 2011.

Dividend

Disciplined investment in our business, our commitment to a solid A credit rating and progressive dividend, and a track record of returning surplus capital to shareholders, have been the hallmarks of our capital management strategy for more than a decade. This approach has not only facilitated strong growth in our business but has also enabled the company to return US$53.8 billion to shareholders in the form of dividends and share buy-backs over the last 10 years.

The total dividend declared for the 2012 financial year increased by 11 per cent to 112 US cents per share. The increase in the final dividend to 57 US cents per share takes the compound annual growth rate of our progressive dividend to 26 per cent over that same 10 year period.

The dividend to be paid by BHP Billiton Limited will be fully franked for Australian taxation purposes. Dividends for the BHP Billiton Group are determined and declared in US dollars. However, BHP Billiton Limited dividends are mainly paid in Australian dollars, and BHP Billiton Plc dividends are mainly paid in pounds sterling and South African rand to shareholders on the UK section and the South African section of the register, respectively. Currency conversions will be based on the foreign currency exchange rates on the Record Date, except for the conversion into South African rand, which will take place on the last day to trade on JSE Limited, being 31 August 2012. Please note that all currency conversion elections must be registered by the Record Date, being 7 September 2012. Any currency conversion elections made after this date will not apply to this dividend.

The timetable in respect of this dividend will be:

Last day to trade cum dividend on JSE Limited and currency conversion into rand 31 August 2012

Ex-dividend Australian Securities Exchange (ASX) and JSE Limited (JSE) 3 September 2012

Ex-dividend London Stock Exchange (LSE) and New York Stock Exchange (NYSE) 5 September 2012

Record Date (including currency conversion and currency election dates, except for rand) 7 September 2012

Payment date 28 September 2012

American Depositary Shares (ADSs) each represent two fully paid ordinary shares and receive dividends accordingly.

BHP Billiton Plc shareholders registered on the South African section of the register will not be able to dematerialise or rematerialise their shareholdings between the dates of 3 September and 7 September 2012 (inclusive), nor will transfers between the UK register and the South African register be permitted between the dates of 31 August and 7 September 2012 (inclusive).

Details of the currency exchange rates applicable for the dividend will be announced to the relevant stock exchanges following conversion and will appear on the Group’s website.

BHP Billiton Financial Results for the year ended 30 June 2012

Debt management and liquidity

In August 2011, the Group arranged a new unsecured 364 day multicurrency term and revolving credit facility to fund the acquisition of all of the issued and outstanding shares of Petrohawk Energy Corporation. The US$7.5 billion facility consisted of two tranches: a US$5.0 billion term loan and a US$2.5 billion revolving credit facility. The term loan and the revolving credit facility have since been cancelled.

During the 2012 financial year the Group issued the following debt securities in the debt capital markets:

- In November 2011, a three tranche Global Bond comprising US$1.0 billion 1.125% Senior Notes due 2014, US$750 million 1.875% Senior Notes due 2016 and US$1.25 billion 3.250% Senior Notes due 2021.
- In February 2012, a five tranche Global Bond comprising US$1.0 billion Senior Floating Rate Notes due 2014 paying interest at three-month US dollar LIBOR plus 27 basis points, US$1.0 billion 1.000% Senior Notes due 2015, US$1.25 billion 1.625% Senior Notes due 2017, US$1.0 billion 2.875% Senior Notes due 2022, and US$1.0 billion 4.125% Senior Notes due 2042.
- In May 2012, a two tranche Euro Bond comprising €1.25 billion 2.125% bonds due 2018 and €750 million 3.000% bonds due 2024.

As at 30 June 2012, the Group had US$995 million outstanding in the US commercial paper market and the Group's cash and cash equivalents on hand was US$4.9 billion. The Group has access to an undrawn US$4.0 billion Revolving Credit Facility to support the commercial paper program, which expires in December 2015.

Our commitment to maintain a solid A credit rating remains unchanged.

Corporate governance

On 14 May 2012, the Board announced the appointment of Mr Pat Davies as a Non-executive Director with effect from 1 June 2012.

CUSTOMER SECTOR GROUP SUMMARY

The following table provides a summary of the performance of the Customer Sector Groups for the 2012 financial year and the corresponding period.

Year ended 30 June	Revenue			Underlying EBIT[(i)]		
(US$M)	2012	2011	Change %	2012	2011	Change %
Petroleum	12,937	10,737	20.5%	6,348	6,330	0.3%
Aluminium	4,766	5,221	(8.7%)	(291)	266	(209.4%)
Base Metals	11,596	14,152	(18.1%)	3,965	6,790	(41.6%)
Diamonds and Specialty Products	1,326	1,517	(12.6%)	199	587	(66.1%)
Stainless Steel Materials	2,993	3,861	(22.5%)	32	588	(94.6%)
Iron Ore	22,601	20,412	10.7%	14,201	13,328	6.6%
Manganese	2,152	2,423	(11.2%)	235	697	(66.3%)
Metallurgical Coal	7,576	7,573	0.0%	1,570	2,670	(41.2%)
Energy Coal	6,022	5,507	9.4%	1,227	1,129	8.7%
Group and unallocated items[(ii)]	310	385	N/A	(248)	(405)	N/A
Less: inter-segment revenue	(53)	(49)	N/A	–	–	N/A
BHP Billiton Group	**72,226**	**71,739**	**0.7%**	**27,238**	**31,980**	**(14.8%)**

(i) Underlying EBIT includes trading activities comprising the sale of third party product. Underlying EBIT for the Group is reconciled to Profit from operations on page 8.

(ii) Includes consolidation adjustments, unallocated items and external sales from the Group's freight, transport and logistics operations.

13

News Release

Petroleum

The successful integration and further development of our Onshore US shale liquids and gas assets contributed to a 40 per cent increase in petroleum production to 222 million barrels of oil equivalent for the 2012 financial year.

Underlying EBIT for the 2012 financial year was unchanged from the prior period at US$6.3 billion. This strong financial performance was achieved despite natural field decline at Pyrenees and the substantial deferral of high margin production in the Gulf of Mexico and the North West Shelf. Higher prices increased Underlying EBIT by US$1.5 billion largely as a result of a 19 per cent increase in the average realised price of oil to US$110.66 per barrel and a 29 per cent rise in the average realised price of liquefied natural gas to US$14.23 per thousand standard cubic feet. For US natural gas, our average realised price in the 2012 financial year was US$2.82 per thousand standard cubic feet.

We achieved success in our conventional exploration program in the 2012 financial year as seven of 12 wells encountered hydrocarbons. The associated rise in our level of activity resulted in a US$310 million increase in exploration expense for the period. A US$775 million high impact exploration program, largely focused on the Gulf of Mexico and Western Australia, will target large prospective resources in the 2013 financial year.

Capital expenditure across our conventional and unconventional businesses totalled US$5.8 billion in the 2012 financial year. Exploration and development expenditure specifically within our Onshore US business totalled US$3.7 billion and is expected to rise to US$4.0 billion in the 2013 financial year. Over 80 per cent of the activity in our Onshore US business will be focused on the liquids rich Eagle Ford shale and the Permian Basin. Development of these liquids rich shales complements our traditional project pipeline given the rapid payback on investment and particularly high rates of return.

Petroleum production is forecast to increase to approximately 240 million barrels of oil equivalent in the 2013 financial year, despite the deferral of Onshore US natural gas drilling. This includes a 15 per cent rise in valuable liquids production which will be underpinned by the recommencement of operations at Mad Dog and Atlantis and an increase in activity in our liquids rich Onshore US acreage. The strong growth potential of our shale business was demonstrated by the 60 per cent increase in liquids production to more than 40 thousand barrels per day over the 10 month period.

Aluminium

Record annual production at the Alumar refinery (Brazil) contributed to a four per cent increase in total alumina production in the 2012 financial year. Metal production was lower as potline capacity at Hillside (South Africa) was temporarily curtailed following a major unplanned outage in the March 2012 quarter.

Underlying EBIT for the 2012 financial year decreased by US$557 million to a loss of US$291 million as weaker prices and cost escalation drove significant margin compression. An eight per cent reduction in the average realised price of aluminium (to US$2,314 per tonne) and a three per cent decline in the average realised price of alumina (to US$333 per tonne) reduced Underlying EBIT by US$245 million, net of price-linked costs. Higher raw material costs for inputs such as coke and caustic soda led to a further US$223 million decline in Underlying EBIT. Costs associated with the Hillside outage added to the decline.

The Worsley Efficiency and Growth project delivered first production during the 2012 financial year.

Base Metals

BHP Billiton established strong momentum in its Base Metals business in the June 2012 quarter. Escondida copper production increased by 22 per cent from the March 2012 quarter as mining activities progressed towards higher grade ore while quarterly material mined, mill throughput and copper production records at Antamina added to the strong finish to the year. Annual copper production, however, declined marginally in the 2012 financial year as lower grades and industrial action constrained performance at Escondida for the first nine months of the year.

BHP Billiton Financial Results for the year ended 30 June 2012

Underlying EBIT for the 2012 financial year decreased by US$2.8 billion to US$4.0 billion. A 14 per cent fall in the average realised price of copper to US$3.58 per pound was the major contributor to the decline and reduced Underlying EBIT by US$1.4 billion. General cost pressure across the Base Metals portfolio, together with unit cost escalation specifically associated with industrial activity and lower ore grades at Escondida, reduced Underlying EBIT by US$841 million.

At 30 June 2012, the Group had 278,547 tonnes of outstanding copper sales that were revalued at a weighted average price of US$3.49 per pound. The final price of these sales will be determined in the 2013 financial year. In addition, 239,156 tonnes of copper sales from the 2011 financial year were subject to a finalisation adjustment in 2012. This finalisation adjustment and the provisional pricing impact as at 30 June 2012 decreased Underlying EBIT by US$265 million for the period (2011 financial year: US$650 million gain).

Escondida copper production is forecast to increase by approximately 20 per cent in the 2013 financial year. Successful completion of both the Escondida Ore Access and Laguna Seca debottlenecking projects is expected to drive Escondida copper production to over 1.3 million tonnes (100 per cent basis) in the 2015 financial year. Development of Escondida Organic Growth Project 1 and the Oxide Leach Area Project is expected to sustain Escondida copper production at an elevated level for the remainder of this decade.

Diamonds and Specialty Products

As anticipated, diamond production in the 2012 financial year was lower than the prior period. EKATI (Canada) production is forecast to remain constrained in the medium term as the operations extract lower grade material, consistent with the mine plan.

Underlying EBIT for the 2012 financial year declined by US$388 million to US$199 million, despite stronger diamond and titanium prices that increased Underlying EBIT by US$246 million. The decline in production at EKATI, which reduced Underlying EBIT by US$357 million, was the major contributing factor to the compression of operating margins. Higher potash exploration and business development costs decreased Underlying EBIT by a further US$171 million.

The sale of our 37 per cent non-operated interest in Richards Bay Minerals to Rio Tinto is well advanced while the review of our diamonds business is ongoing.

Stainless Steel Materials

The successful replacement of the Line 1 furnace at Cerro Matoso (Colombia) in the September 2011 quarter led to an increase in annual nickel production.

Underlying EBIT for the 2012 financial year decreased by US$556 million to US$32 million. A 22 per cent decline in the average realised nickel price reduced Underlying EBIT by US$584 million, net of price-linked costs. At Nickel West Mt Keith, a reduction in mining activity and the commissioning of the Talc Redesign project delivered tangible cost benefits during the period. Construction of the new Kwinana hydrogen plant (Australia) was also completed in the 2012 financial year.

Iron Ore

BHP Billiton’s commitment to invest throughout the economic cycle delivered a twelfth consecutive annual production record in iron ore. WAIO shipments rose to a record annualised rate of 179 million tonnes in the June 2012 quarter (100 per cent basis). Consistently strong operating performance, the ramp up of Ore Handling Plant 3 at Yandi, dual tracking of the company’s rail infrastructure and additional ship loading capacity at Port Hedland contributed to the record result. Samarco’s (Brazil) three pellet plants continued to operate at capacity during the period.

News Release

Underlying EBIT for the 2012 financial year increased by US$873 million to a record US$14.2 billion. Outstanding financial performance was underpinned by record production at WAIO which increased Underlying EBIT by US$2.4 billion. This was partially offset by a seven per cent and five per cent decline in fines and lump prices, respectively, which reduced Underlying EBIT by US$1.3 billion, net of price-linked costs. While the acquisition of the HWE Mining subsidiaries in September 2012 eliminated third party contractor margin, one-off integration costs and an increase in exploration expense more than offset the cost savings achieved in the period.

WAIO production is forecast to increase by approximately five per cent in the 2013 financial year. Commissioning of the WAIO Port Hedland Inner Harbour Expansion project remains on schedule for the second half of the 2012 calendar year and is expected to increase our inner harbour capacity to 220 million tonnes per annum (100 per cent basis). Subsequent debottlenecking opportunities that will enable us to maximise our capacity in the inner harbour continue to be assessed.

Manganese

Consistently strong operating performance and improved plant availability at both GEMCO (Australia) and Hotazel (South Africa) underpinned annual ore production and sales records in the 2012 financial year. Alloy production was substantially lower than the corresponding period following the termination of energy intensive silicomanganese production at Metalloys and the temporary suspension of production at TEMCO.

Underlying EBIT for the 2012 financial year decreased by US$462 million to US$235 million. A 22 per cent decline in the average realised price of ore and a 10 per cent decline in the average realised price of alloy reduced Underlying EBIT by US$400 million, net of price-linked costs. In contrast, record manganese ore sales increased Underlying EBIT by US$64 million.

The US$167 million (BHP Billiton share) GEEP2 expansion project will further solidify GEMCO as one of the lowest cost and largest manganese mines in the industry. On completion, the GEEP2 project will increase processing capacity from 4.2 to 4.8 million tonnes per annum (100 per cent basis) with first production anticipated on schedule in the second half of the 2013 calendar year.

Metallurgical Coal

A modest increase in metallurgical coal production was achieved in the 2012 financial year despite numerous operating challenges. Production at Queensland Coal remained constrained largely as a result of industrial action, weather related downtime and geotechnical issues at Gregory Crinum. Record annual production at Illawarra Coal (Australia) followed successful commissioning of the West Cliff Coal Preparation Plant upgrade project.

Underlying EBIT for the 2012 financial year decreased by US$1.1 billion to US$1.6 billion. Lower production and associated unit cost pressures at Queensland Coal reduced Underlying EBIT by US$1.1 billion. The progression of our development pipeline also led to an increase in exploration and business development costs in the period. In contrast, a six per cent increase in the price of hard coking coal increased Underlying EBIT by US$339 million, net of price-linked costs.

In July 2012, force majeure was lifted across all BMA sites. In addition, BMA and the unions reached a framework agreement that should guide the finalisation of the BMA Enterprise Agreement. Further work is underway to finalise local mine site details.

In response to the challenging external environment the Group has chosen to delay the 2.5 million tonnes per annum (100 per cent basis) expansion of Peak Downs that is associated with the Caval Ridge mine development. The 5.5 million tonnes per annum (100 per cent basis) Caval Ridge mine remains on schedule to deliver first production in the 2014 calendar year. Following a review of the Norwich Park mine’s profitability, BHP Billiton also announced the indefinite closure of this operation during the June 2012 quarter and is currently reviewing the viability of its other high-cost operations.

BHP Billiton Financial Results for the year ended 30 June 2012

Despite these actions, the capacity of our Queensland Coal business is expected to rise substantially by the end of the 2014 calendar year as all other projects remain on schedule and budget. BHP Billiton announced approval of the US$845 million Appin Area 9 project (Australia) in the period. This underground development is expected to sustain Illawarra Coal’s production capacity at nine million tonnes per annum with first production anticipated in the 2016 calendar year.

Energy Coal

Annual production records were achieved at two of BHP Billiton’s export oriented operations, Cerrejon Coal (Colombia) and New South Wales Energy Coal. The RX1 Project at New South Wales Energy Coal delivered first production during the June 2012 quarter, significantly ahead of schedule. This project capitalises on strong demand for high ash coal in our key growth markets.

Underlying EBIT for the 2012 financial year increased by US$98 million to US$1.2 billion. Stronger volumes and a higher proportion of export sales, largely associated with improved rail performance at BECSA (South Africa) and the accelerated expansion of New South Wales Energy Coal, increased Underlying EBIT by US$152 million in the period. Higher average realised prices, most notably at Cerrejon Coal, contributed to a US$95 million increase in Underlying EBIT, net of price-linked costs. In contrast, higher labour and raw material costs contributed to a US$190 million reduction in Underlying EBIT.

During the 2012 financial year, BHP Billiton approved a further eight million tonnes per annum (100 per cent basis) expansion of the Cerrejon Coal mine. The US$437 million project (BHP Billiton share) will increase export capacity to approximately 40 million tonnes per annum (100 per cent basis), with first production anticipated on schedule in the 2013 calendar year. In addition, the partners approved the third phase of expansion of the Newcastle Coal Infrastructure Group’s (NCIG) coal handling facility in Newcastle (Australia).

Group and Unallocated items

The Underlying EBIT expense for Group and Unallocated in the 2012 financial year decreased by US$157 million to US$248 million. Higher corporate and information technology costs were more than offset by a foreign exchange related restatement and partial release of the Newcastle steelworks rehabilitation provision.

The following notes explain the terms used throughout this profit release:

(1) Underlying EBIT is earnings before net finance costs, taxation and any exceptional items. Underlying EBITDA is Underlying EBIT before depreciation, impairments and amortisation of US$6,508 million for the year ended 30 June 2012 and US$5,113 million for the year ended 30 June 2011. We believe that Underlying EBIT and Underlying EBITDA provide useful information, but should not be considered as an indication of, or alternative to, Attributable profit as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity.

(2) Underlying EBIT is used to reflect the underlying performance of BHP Billiton’s operations. Underlying EBIT is reconciled to Profit from operations on page 8.

(3) Non-IFRS measures are defined as follows:

Attributable profit excluding exceptional items – comprises Profit after taxation attributable to members of BHP Billiton Group less exceptional items as described in note 2 to the financial report.

Underlying EBITDA interest coverage – for the purpose of deriving interest coverage, net interest comprises Interest on bank loans and overdrafts, Interest on all other borrowings, Finance lease and hire purchase interest less Interest income.

Underlying effective tax rate – comprises Total taxation expense excluding Royalty-related taxation, exceptional items and Exchange rate movements included in taxation expense divided by Profit before taxation and exceptional items.

Underlying EBIT margin – comprises Underlying EBIT excluding third party EBIT, divided by revenue excluding third party product revenue.

Underlying return on capital – represents net profit after tax, excluding exceptional items and net finance costs (after tax), divided by average capital employed. Capital employed is net assets less net debt.

(4) Net operating cash flows are after net interest and taxation.

News Release

Forward looking statements

This release contains forward looking statements, including statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; plans, strategies and objectives of management; closure or divestment of certain operations or facilities (including associated costs); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; tax and regulatory developments.

Forward looking statements can be identified by the use of terminology such as ‘intend’, ‘aim’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘continue’ or similar words. These statements discuss future expectations concerning the results of operations or financial condition, or provide other forward looking statements.

These forward looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this release. Readers are cautioned not to put undue reliance on forward looking statements. For example, our future revenues from our operations, projects or mines described in this release will be based, in part, upon the market price of the minerals, metals or petroleum produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing operations.

Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of operations, mines or facilities include our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce; activities of government authorities in some of the countries where we are exploring or developing these projects, facilities or mines, including increases in taxes, changes in environmental and other regulations and political uncertainty; labour unrest; and other factors identified in the risk factors discussed in BHP Billiton’s filings with the U.S. Securities and Exchange Commission (the “SEC”) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov.

Except as required by applicable regulations or by law, the Group does not undertake any obligation to publicly update or review any forward looking statements, whether as a result of new information or future events.

Non-IFRS financial information

BHP Billiton results are reported under International Financial Reporting Standards (IFRS) including Underlying EBIT and Underlying EBITDA which are used to measure segment performance. This release also includes certain non-IFRS measures including Attributable profit excluding exceptional items, Underlying EBITDA interest coverage, Underlying effective tax rate, Underlying EBIT margin and Underlying return on capital. These measures are used internally by management to assess the performance of our business, make decisions on the allocation of our resources and assess operational management. Non-IFRS measures have not been subject to audit or review.

No offer of securities

Nothing in this release should be construed as either an offer to sell or a solicitation of an offer to buy or sell BHP Billiton securities in any jurisdiction.

Reliance on third party information

The views expressed in this release contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This release should not be relied upon as a recommendation or forecast by BHP Billiton.

BHP Billiton Financial Results for the year ended 30 June 2012

Further information on BHP Billiton can be found on our website: www.bhpbilliton.com

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Investor Relations

Australia

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bhpbilliton

resourcing the future

BHP Billiton Group

Financial Information

For the year ended 30 June 2012

Financial Information

Contents

Financial Information Page

Consolidated Income Statement 23

Consolidated Statement of Comprehensive Income 24

Consolidated Balance Sheet 25

Consolidated Cash Flow Statement 26

Consolidated Statement of Changes in Equity 27

Notes to the Financial Information 30

The financial information included in this document for the year ended 30 June 2012 is unaudited and has been derived from the draft financial report of the BHP Billiton Group for the year ended 30 June 2012. The financial information does not constitute the Group’s full financial statements for the year ended 30 June 2012, which will be approved by the Board, reported on by the auditors, and subsequently filed with the UK Registrar of Companies and the Australian Securities and Investments Commission.

The financial information set out on pages 21 to 43 for the year ended 30 June 2012 has been prepared on the basis of accounting policies consistent with those applied in the 30 June 2011 financial statements contained within the Annual Report of the BHP Billiton Group, except for a change to the basis on which borrowings are classified as current or non-current. Borrowings otherwise due for repayment within 12 months of balance date are now classified as non-current only if the committed refinancing facility is with the same lender and on the same or similar terms. Under the previous policy, it was not necessary for such facilities to be with the same party for the borrowings to be classified as non-current. This change in policy was adopted in light of amendments to IAS1 ‘Presentation of Financial Statements’ recommended by the IASB, modifying criteria for the classification of such borrowings as current. Borrowings of US$995 million drawn under the Group’s commercial paper program have therefore been classified as current with no impact on comparative amounts as the program was undrawn in all prior periods presented in the financial statements. The comparative figures for the financial years ended 30 June 2011 and 30 June 2010 are not the statutory accounts of the BHP Billiton Group for those financial years. Those accounts have been reported on by the company’s auditors and delivered to the Registrar of Companies. The reports of the auditors were (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under Section 498(2) or (3) of the UK Companies Act 2006.

All amounts are expressed in US dollars unless otherwise stated. The BHP Billiton Group’s presentation currency and the functional currency of the majority of its operations is US dollars as this is the principal currency of the economic environment in which it operates.

Where applicable, comparative figures have been adjusted to disclose them on the same basis as the current period figures. Amounts in this financial information have, unless otherwise indicated, been rounded to the nearest million dollars.

BHP Billiton Financial Results for the year ended 30 June 2012

Consolidated Income Statement
for the year ended 30 June 2012

	Notes	Year ended 30 June 2012 US$M	Year ended 30 June 2011 US$M	Year ended 30 June 2010 US$M
Revenue				
Group production		**68,747**	67,903	48,193
Third party products		**3,479**	3,836	4,605
Revenue	1	**72,226**	71,739	52,798
Other income		**906**	531	528
Expenses excluding net finance costs		**(49,380)**	(40,454)	(33,295)
Profit from operations		**23,752**	31,816	20,031
Comprising:				
Group production		**23,626**	31,718	19,920
Third party products		**126**	98	111
		23,752	31,816	20,031
Financial income	4	**225**	245	215
Financial expenses	4	**(955)**	(806)	(674)
Net finance costs	4	**(730)**	(561)	(459)
Profit before taxation		**23,022**	31,255	19,572
Income tax expense		**(7,238)**	(6,481)	(6,112)
Royalty-related taxation (net of income tax benefit)		**(252)**	(828)	(451)
Total taxation expense	5	**(7,490)**	(7,309)	(6,563)
Profit after taxation		**15,532**	23,946	13,009
Attributable to non-controlling interests		**115**	298	287
Attributable to members of BHP Billiton Group		**15,417**	23,648	12,722
Earnings per ordinary share (basic) (US cents)	6	**289.6**	429.1	228.6
Earnings per ordinary share (diluted) (US cents)	6	**288.4**	426.9	227.8
Dividends per ordinary share – paid during the period (US cents)	7	**110.0**	91.0	83.0
Dividends per ordinary share – declared in respect of the period (US cents)	7	**112.0**	101.0	87.0

The accompanying notes form part of this financial information.

23

Financial Information

Consolidated Statement of Comprehensive Income for the year ended 30 June 2012

Year ended Year ended Year ended

30 June 2012 30 June 2011 30 June 2010

US$M US$M US$M

Profit after taxation 15,532 23,946 13,009

Other comprehensive income

Actuarial losses on pension and medical schemes (250) (113) (38)

Available for sale investments:

Net valuation (losses)/gains taken to equity (32) (70) 167

Net valuation (gains)/losses transferred to the income statement (2) (47) 2

Cash flow hedges:

Losses taken to equity (320) – (15)

Realised losses transferred to the income statement – – 2

Unrealised losses transferred to the income statement 205 – –

Exchange fluctuations on translation of foreign operations taken to equity 19 19 1

Exchange fluctuations on translation of foreign operations transferred to the income statement – – (10)

Tax recognised within other comprehensive income 89 120 111

Total other comprehensive income for the year (291) (91) 220

Total comprehensive income 15,241 23,855 13,229

Attributable to non-controlling interests 117 284 294

Attributable to members of BHP Billiton Group 15,124 23,571 12,935

The accompanying notes form part of this financial information.

BHP Billiton Financial Results for the year ended 30 June 2012

Consolidated Balance Sheet as at 30 June 2012

Notes 30 June 30 June

2012 2011

US$M US$M

ASSETS

Current assets Cash and cash equivalents 4,781 10,084

Trade and other receivables 7,704 8,197

Other financial assets 282 264

Inventories 6,233 6,154

Assets classified as held for sale 3 848 –

Current tax assets 137 273

Other 466 308

Total current assets 20,451 25,280

Non-current assets Trade and other receivables 1,475 2,093

Other financial assets 1,881 1,602

Inventories 424 363

Property, plant and equipment 95,247 67,945

Intangible assets 5,112 1,456

Deferred tax assets 4,525 3,993

Other 158 188

Total non-current assets 108,822 77,640

Total assets 129,273 102,920

LIABILITIES

Current liabilities Trade and other payables 12,024 9,723

Interest bearing liabilities 3,531 3,519

Liabilities classified as held for sale 3 433 –

Other financial liabilities 200 288

Current tax payable 2,811 3,693

Provisions 2,784 2,256

Deferred income 251 259

Total current liabilities 22,034 19,738

Non-current liabilities Trade and other payables 509 555

Interest bearing liabilities 24,799 12,388

Other financial liabilities 317 79

Deferred tax liabilities 5,287 2,683

Provisions 8,914 9,293

Deferred income 328 429

Total non-current liabilities 40,154 25,427

Total liabilities 62,188 45,165

Net assets 67,085 57,755

EQUITY

Share capital – BHP Billiton Limited 1,186 1,183

Share capital – BHP Billiton Plc 1,069 1,070

Treasury shares (533) (623)

Reserves 1,912 2,001

Retained earnings 62,236 53,131

Total equity attributable to members of BHP Billiton Group 65,870 56,762

Non-controlling interests 1,215 993

Total equity 67,085 57,755

The accompanying notes form part of this financial information.

Financial Information

Consolidated Cash Flow Statement
for the year ended 30 June 2012

	Year ended 30 June 2012 US$M	Year ended 30 June 2011 US$M	Year ended 30 June 2010 US$M
Operating activities			
Profit before taxation	**23,022**	31,255	19,572
Adjustments for:			
Non-cash exceptional items	**3,417**	(150)	(255)
Depreciation and amortisation expense	**6,408**	5,039	4,759
Net gain on sale of non-current assets	**(116)**	(41)	(114)
Impairments of property, plant and equipment, financial assets and intangibles	**100**	74	35
Employee share awards expense	**270**	266	170
Financial income and expenses	**730**	561	459
Other	**(481)**	(384)	(265)
Changes in assets and liabilities:			
Trade and other receivables	**1,464**	(1,960)	(1,713)
Inventories	**(208)**	(792)	(571)
Trade and other payables	**(288)**	2,780	565
Net other financial assets and liabilities	**(18)**	46	(90)
Provisions and other liabilities	**(1,026)**	387	(306)
Cash generated from operations	**33,274**	37,081	22,246
Dividends received	**25**	12	20
Interest received	**127**	107	99
Interest paid	**(715)**	(562)	(520)
Income tax refunded	**530**	74	552
Income tax paid	**(7,842)**	(6,025)	(4,931)
Royalty-related taxation paid	**(1,015)**	(607)	(576)
Net operating cash flows	**24,384**	30,080	16,890
Investing activities			
Purchases of property, plant and equipment	**(18,385)**	(11,147)	(9,323)
Exploration expenditure	**(2,452)**	(1,240)	(1,333)
Exploration expenditure expensed and included in operating cash flows	**1,602**	981	1,030
Purchase of intangibles	**(220)**	(211)	(85)
Investment in financial assets	**(341)**	(238)	(152)
Investment in subsidiaries, operations and jointly controlled entities, net of their cash	**(12,556)**	(4,807)	(508)
Payment on sale of operations	**–**	–	(156)
Cash outflows from investing activities	**(32,352)**	(16,662)	(10,527)
Proceeds from sale of property, plant and equipment	**159**	80	132
Proceeds from financial assets	**151**	118	34
Proceeds from sale or partial sale of subsidiaries, operations and jointly controlled entities, net of their cash	**6**	–	376
Net investing cash flows	**(32,036)**	(16,464)	(9,985)
Financing activities			
Proceeds from interest bearing liabilities	**13,287**	1,374	567
(Settlements)/proceeds from debt related instruments	**(180)**	222	103
Repayment of interest bearing liabilities	**(4,280)**	(2,173)	(1,155)
Proceeds from ordinary shares	**21**	32	12
Contributions from non-controlling interests	**101**	–	335
Purchase of shares by Employee Share Ownership Plan (ESOP) trusts	**(424)**	(469)	(274)
Share buy-back – BHP Billiton Limited	**–**	(6,265)	–
Share buy-back – BHP Billiton Plc	**(83)**	(3,595)	–
Dividends paid	**(5,877)**	(5,054)	(4,618)
Dividends paid to non-controlling interests	**(56)**	(90)	(277)
Net financing cash flows	**2,509**	(16,018)	(5,307)
Net (decrease)/increase in cash and cash equivalents	**(5,143)**	(2,402)	1,598
Cash and cash equivalents, net of overdrafts, at the beginning of the financial year	**10,080**	12,455	10,831
Effect of foreign currency exchange rate changes on cash and cash equivalents	**(56)**	27	26
Cash and cash equivalents, net of overdrafts, at the end of the financial year	**4,881**	10,080	12,455

The accompanying notes form part of this financial information.

26

BHP Billiton Financial Results for the year ended 30 June 2012

Consolidated Statement of Changes in Equity
for the year ended 30 June 2012

For the year ended 30 June 2012 US$M	Attributable to members of the BHP Billiton Group							
	Share capital – BHP Billiton Limited	Share capital – BHP Billiton Plc	Treasury shares	Reserves	Retained earnings	Total equity attributable to members of BHP Billiton Group	Non-controlling interests	Total equity
Balance as at 1 July 2011	1,183	1,070	(623)	2,001	53,131	**56,762**	993	**57,755**
Profit after taxation	–	–	–	–	15,417	**15,417**	115	**15,532**
Other comprehensive income:								
Actuarial (losses)/gains on pension and medical schemes	–	–	–	–	(253)	**(253)**	3	**(250)**
Net valuation losses on available for sale investments taken to equity	–	–	–	(32)	–	**(32)**	–	**(32)**
Net valuation gains on available for sale investments transferred to the income statement	–	–	–	(2)	–	**(2)**	–	**(2)**
Losses on cash flow hedges taken to equity	–	–	–	(320)	–	**(320)**	–	**(320)**
Unrealised losses on cash flow hedges transferred to the income statement	–	–	–	205	–	**205**	–	**205**
Exchange fluctuations on translation of foreign operations taken to equity	–	–	–	19	–	**19**	–	**19**
Tax recognised within other comprehensive income	–	–	–	(33)	123	**90**	(1)	**89**
Total comprehensive income	**–**	**–**	**–**	**(163)**	**15,287**	**15,124**	**117**	**15,241**
Transactions with owners:								
Proceeds from the issue of shares	3	–	–	–	–	**3**	–	**3**
BHP Billiton Plc shares cancelled	–	(1)	83	1	(83)	**–**	–	**–**
Purchase of shares by ESOP trusts	–	–	(424)	–	–	**(424)**	–	**(424)**
Employee share awards exercised net of employee contributions	–	–	431	(189)	(213)	**29**	–	**29**
Employee share awards forfeited	–	–	–	(8)	8	**–**	–	**–**
Accrued employee entitlement for unvested awards	–	–	–	270	–	**270**	–	**270**
Dividends	–	–	–	–	(5,894)	**(5,894)**	(56)	**(5,950)**
Equity contributed	–	–	–	–	–	**–**	161	**161**
Balance as at 30 June 2012	**1,186**	**1,069**	**(533)**	**1,912**	**62,236**	**65,870**	**1,215**	**67,085**

The accompanying notes form part of this financial information.

27

Financial Information

Consolidated Statement of Changes in Equity
for the year ended 30 June 2012 (continued)

For the year ended 30 June 2011	Attributable to members of the BHP Billiton Group							
US$M	Share capital – BHP Billiton Limited	Share capital – BHP Billiton Plc	Treasury shares	Reserves	Retained earnings	Total equity attributable to members of BHP Billiton Group	Non-controlling interests	Total equity
Balance as at 1 July 2010	1,227	1,116	(525)	1,906	44,801	48,525	804	49,329
Profit after taxation	–	–	–	–	23,648	23,648	298	23,946
Other comprehensive income:								
Actuarial losses on pension and medical schemes	–	–	–	–	(105)	(105)	(8)	(113)
Net valuation (losses)/gains on available for sale investments taken to equity	–	–	–	(71)	–	(71)	1	(70)
Net valuation gains on available for sale investments transferred to the income statement	–	–	–	(38)	–	(38)	(9)	(47)
Exchange fluctuations on translation of foreign operations taken to equity	–	–	–	19	–	19	–	19
Tax recognised within other comprehensive income	–	–	–	24	94	118	2	120
Total comprehensive income	–	–	–	(66)	23,637	23,571	284	23,855
Transactions with owners:								
BHP Billiton Limited shares bought back and cancelled	(44)	–	–	–	(6,301)	(6,345)	–	(6,345)
BHP Billiton Plc shares bought back	–	–	(3,678)	–	–	(3,678)	–	(3,678)
BHP Billiton Plc shares cancelled	–	(46)	3,595	46	(3,595)	–	–	–
Purchase of shares by ESOP trusts	–	–	(469)	–	–	(469)	–	(469)
Employee share awards exercised net of employee contributions	–	–	454	(121)	(294)	39	–	39
Employee share awards forfeited	–	–	–	(9)	9	–	–	–
Accrued employee entitlement for unvested awards	–	–	–	266	–	266	–	266
Distribution to option holders	–	–	–	(21)	–	(21)	(17)	(38)
Dividends	–	–	–	–	(5,126)	(5,126)	(90)	(5,216)
Equity contributed	–	–	–	–	–	–	12	12
Balance as at 30 June 2011	1,183	1,070	(623)	2,001	53,131	56,762	993	57,755

28

BHP Billiton Financial Results for the year ended 30 June 2012

Consolidated Statement of Changes in Equity
for the year ended 30 June 2012 (continued)

For the year ended 30 June 2010 US$M	Attributable to members of the BHP Billiton Group Share capital – BHP Billiton Limited	Share capital – BHP Billiton Plc	Treasury shares	Reserves	Retained earnings	Total equity attributable to members of BHP Billiton Group	Non-controlling interests	Total equity
Balance as at 1 July 2009	1,227	1,116	(525)	1,305	36,831	39,954	757	40,711
Profit after taxation	–	–	–	–	12,722	12,722	287	13,009
Other comprehensive income:								
Actuarial losses on pension and medical schemes	–	–	–	–	(38)	(38)	–	(38)
Net valuation gains on available for sale investments taken to equity	–	–	–	160	–	160	7	167
Net valuation losses on available for sale investments transferred to the income statement	–	–	–	2	–	2	–	2
Losses on cash flow hedges taken to equity	–	–	–	(15)	–	(15)	–	(15)
Realised losses on cash flow hedges transferred to the income statement	–	–	–	2	–	2	–	2
Exchange fluctuations on translation of foreign operations taken to equity	–	–	–	1	–	1	–	1
Exchange fluctuations on translation of foreign operations transferred to the income statement	–	–	–	(10)	–	(10)	–	(10)
Tax recognised within other comprehensive income	–	–	–	57	54	111	–	111
Total comprehensive income	–	–	–	197	12,738	12,935	294	13,229
Transactions with owners:								
Purchase of shares by ESOP trusts	–	–	(274)	–	–	(274)	–	(274)
Employee share awards exercised net of employee contributions	–	–	274	(88)	(178)	8	–	8
Employee share awards forfeited	–	–	–	(28)	28	–	–	–
Accrued employee entitlement for unvested awards	–	–	–	170	–	170	–	170
Issue of share options to non-controlling interests	–	–	–	43	–	43	16	59
Distribution to option holders	–	–	–	(10)	–	(10)	(6)	(16)
Dividends	–	–	–	–	(4,618)	(4,618)	(277)	(4,895)
Equity contributed	–	–	–	317	–	317	20	337
Balance as at 30 June 2010	1,227	1,116	(525)	1,906	44,801	48,525	804	49,329

29

Financial Information

Notes to the Financial Information

1. Segment reporting

The Group has nine reportable segments aligned with the commodities which we extract and market, reflecting the structure used by the Group’s management to assess the performance of the Group:

Reportable segment Principal activities

Petroleum Exploration, development and production of oil and gas

Aluminium Mining of bauxite, refining of bauxite into alumina and smelting of alumina into aluminium metal

Base Metals Mining of copper, silver, lead, zinc, molybdenum, uranium and gold

Diamonds and Specialty Products Mining of diamonds and titanium minerals; potash development

Stainless Steel Materials Mining and production of nickel products

Iron Ore Mining of iron ore

Manganese Mining of manganese ore and production of manganese metal and alloys

Metallurgical Coal Mining of metallurgical coal

Energy Coal Mining of thermal (energy) coal

Group and unallocated items represent Group centre functions. Exploration and technology activities are recognised within relevant segments.

It is the Group’s policy that inter-segment sales are made on a commercial basis.

BHP Billiton Financial Results for the year ended 30 June 2012

1. Segment reporting (continued)

US$M	Petroleum (c)	Aluminium	Base Metals	Diamonds and Specialty Products	Stainless Steel Materials	Iron Ore	Manganese	Metallurgical Coal	Energy Coal	Group and unallocated items/ eliminations	BHP Billiton Group
Year ended 30 June 2012											
Revenue											
Group production	12,616	3,279	11,162	1,326	2,919	22,156	2,136	7,569	5,155	–	68,318
Third party products	230	1,487	434	–	60	86	16	–	856	310	3,479
Rendering of services	91	–	–	–	–	320	–	7	11	–	429
Inter-segment revenue	–	–	–	–	14	39	–	–	–	(53)	–
Total revenue [(a)]	**12,937**	**4,766**	**11,596**	**1,326**	**2,993**	**22,601**	**2,152**	**7,576**	**6,022**	**257**	**72,226**
Underlying EBITDA [(b)]	**9,415**	**25**	**4,687**	**353**	**425**	**15,027**	**359**	**1,991**	**1,601**	**(137)**	**33,746**
Depreciation and amortisation	(2,916)	(316)	(793)	(154)	(393)	(826)	(102)	(423)	(374)	(111)	(6,408)
Impairment (losses)/reversals	(151)	–	71	–	–	–	(22)	2	–	–	(100)
Underlying EBIT [(b)]	**6,348**	**(291)**	**3,965**	**199**	**32**	**14,201**	**235**	**1,570**	**1,227**	**(248)**	**27,238**
Comprising:											
Group production	6,345	(292)	3,982	199	18	14,170	231	1,570	1,137	(248)	27,112
Third party products	3	1	(17)	–	14	31	4	–	90	–	126
Underlying EBIT [(b)]	**6,348**	**(291)**	**3,965**	**199**	**32**	**14,201**	**235**	**1,570**	**1,227**	**(248)**	**27,238**
Net finance costs											(730)
Exceptional items											(3,486)
Profit before taxation											**23,022**
Capital expenditure	**5,830**	**852**	**2,650**	**598**	**513**	**5,634**	**418**	**2,808**	**893**	**27**	**20,223**
Total assets [(c)]	**38,461**	**9,931**	**17,638**	**3,468**	**4,513**	**22,726**	**2,556**	**9,406**	**7,067**	**13,507**	**129,273**
Total liabilities	**5,763**	**1,371**	**3,627**	**1,033**	**1,391**	**4,024**	**1,100**	**2,561**	**2,636**	**38,682**	**62,188**

(a) Revenue not attributable to reportable segments comprises sales of freight and fuel to third parties.

(b) Underlying EBIT is earnings before net finance costs, taxation and any exceptional items. Underlying EBITDA is Underlying EBIT, before depreciation, amortisation and impairments.

(c) Total assets in Petroleum increased from US$18.7 billion at 30 June 2011 to US$38.5 billion at 30 June 2012, predominantly arising from the acquisition of Petrohawk Energy Corporation – refer to note 10.

31

Financial Information

1. Segment reporting (continued)

US$M	Petroleum	Aluminium	Base Metals	Diamonds and Specialty Products	Stainless Steel Materials	Iron Ore	Manganese	Metallurgical Coal	Energy Coal	Group and unallocated items/ eliminations	BHP Billiton Group
Year ended 30 June 2011											
Revenue											
Group production	10,603	3,601	13,550	1,517	3,698	20,182	2,423	7,565	4,651	–	67,790
Third party products	127	1,620	602	–	158	93	–	–	851	385	3,836
Rendering of services	2	–	–	–	–	98	–	8	5	–	113
Inter-segment revenue	5	–	–	–	5	39	–	–	–	(49)	–
Total revenue [(a)]	10,737	5,221	14,152	1,517	3,861	20,412	2,423	7,573	5,507	336	71,739
Underlying EBITDA [(b)]	8,319	596	7,525	779	990	13,946	780	3,027	1,469	(338)	37,093
Depreciation and amortisation	(1,913)	(330)	(735)	(192)	(404)	(618)	(83)	(357)	(340)	(67)	(5,039)
Impairment (losses)/reversals	(76)	–	–	–	2	–	–	–	–	–	(74)
Underlying EBIT [(b)]	6,330	266	6,790	587	588	13,328	697	2,670	1,129	(405)	31,980
Comprising:											
Group production	6,325	275	6,796	587	583	13,296	697	2,670	1,058	(405)	31,882
Third party products	5	(9)	(6)	–	5	32	–	–	71	–	98
Underlying EBIT [(b)]	6,330	266	6,790	587	588	13,328	697	2,670	1,129	(405)	31,980
Net finance costs											(561)
Exceptional items											(164)
Profit before taxation											31,255
Capital expenditure	1,984	1,329	1,404	319	651	3,627	276	1,172	754	94	11,610
Total assets	18,674	9,602	15,973	2,833	4,912	17,585	2,439	6,731	6,176	17,995	102,920
Total liabilities	4,529	1,606	3,118	664	1,579	3,652	1,049	2,088	2,386	24,494	45,165

32

BHP Billiton Financial Results for the year ended 30 June 2012

1. Segment reporting (continued)

US$M	Petroleum	Aluminium	Base Metals	Diamonds and Specialty Products	Stainless Steel Materials	Iron Ore	Manganese	Metallurgical Coal	Energy Coal	Group and unallocated items/ eliminations	BHP Billiton Group
Year ended 30 June 2010											
Revenue											
Group production	8,682	2,948	9,528	1,272	3,311	10,964	2,143	6,019	3,214	–	48,081
Third party products	86	1,405	881	–	306	67	7	–	1,051	802	4,605
Rendering of services	3	–	–	–	–	69	–	40	–	–	112
Inter-segment revenue	11	–	–	–	–	39	–	–	–	(50)	–
Total revenue [(a)]	8,782	4,353	10,409	1,272	3,617	11,139	2,150	6,059	4,265	752	52,798
Underlying EBITDA [(b)]	6,571	684	5,393	648	1,085	6,496	784	2,363	971	(482)	24,513
Depreciation and amortisation	(1,998)	(278)	(729)	(163)	(427)	(495)	(72)	(309)	(228)	(60)	(4,759)
Impairment (losses)/reversals	–	–	(32)	–	10	–	–	(1)	(13)	1	(35)
Underlying EBIT [(b)]	4,573	406	4,632	485	668	6,001	712	2,053	730	(541)	19,719
Comprising:											
Group production	4,570	393	4,639	485	646	6,003	717	2,053	642	(540)	19,608
Third party products	3	13	(7)	–	22	(2)	(5)	–	88	(1)	111
Underlying EBIT [(b)]	4,573	406	4,632	485	668	6,001	712	2,053	730	(541)	19,719
Net finance costs											(459)
Exceptional items											312
Profit before taxation											19,572
Capital expenditure	1,951	1,019	763	127	265	3,838	182	653	881	87	9,766
Total assets	12,733	8,078	14,970	2,588	4,507	13,592	2,082	5,597	5,425	19,280	88,852
Total liabilities	3,175	1,318	2,621	527	1,154	2,526	794	1,475	1,965	23,968	39,523

33

Financial Information

2. Exceptional items

Year ended 30 June 2012	Gross US$M	Tax US$M	Net US$M
Exceptional items by category			
Impairment of Fayetteville goodwill and other assets	(2,835)	996	(1,839)
Impairment of Nickel West goodwill and other assets	(449)	94	(355)
Suspension or early closure of operations and the change in status of specific projects [(a)]	(502)	108	(394)
Settlement of insurance claims [(a)]	300	(90)	210
Recognition of deferred tax assets on enactment of MRRT and PRRT extension legislation in Australia	–	637	637
	(3,486)	1,745	(1,741)

(a) Includes amounts attributable to non-controlling interests of US$(34) million (US$7 million tax expense).

Impairment of Fayetteville goodwill and other assets:

As a result of the fall in United States domestic gas prices and the company's decision to adjust its development plans, the Group has recognised impairments of goodwill and other assets in relation to its Fayetteville shale gas assets. A total impairment charge of US$2,835 million (US$996 million tax benefit) was recognised in the year ended 30 June 2012.

Impairment of Nickel West goodwill and other assets:

The Group has recognised impairments of goodwill and other assets at Nickel West as a result of the continued downturn in the nickel price and margin deterioration. A total impairment charge of US$449 million (US$94 million tax benefit) was recognised in the year ended 30 June 2012.

Suspension or early closure of operations and the change in status of specific projects:

As part of our regular portfolio review, various operations and projects around the Group have either been suspended, closed early or changed in status. These include: the change in status of the Olympic Dam expansion project; the temporary suspension of production at TEMCO and the permanent closure of the Metalloys South Plant in South Africa; the indefinite cessation of production at Norwich Park; and the suspension of other minor capital projects. As a result, impairment charges of US$422 million (US$84 million tax benefit), idle capacity costs and inventory write-down of US$40 million (US$12 million tax benefit) and other restructuring costs of US$40 million (US$12 million tax benefit) were recognised in the year ended 30 June 2012.

Settlement of insurance claims:

During 2008, extreme weather across the central Queensland coalfields affected production from the BHP Billiton Mitsubishi Alliance (BMA) and BHP Billiton Mitsui Coal (BMC) operations. The Group settled insurance claims in respect of the lost production and insurance claim income of US$300 million (US$90 million tax expense) was recognised in the year ended 30 June 2012.

Recognition of deferred tax assets on enactment of MRRT and PRRT extension legislation in Australia:

The Australian MRRT and PRRT extension legislation were enacted in March 2012. Under the legislation, the Group is entitled to a deduction against future MRRT and PRRT liabilities based on the market value of its coal, iron ore and petroleum assets. A deferred tax asset, and an associated net income tax benefit of US$637 million, was recognised in the year ended 30 June 2012 to reflect the future deductibility of these market values for MRRT and PRRT purposes, to the extent they are considered recoverable.

34

BHP Billiton Financial Results for the year ended 30 June 2012

2. Exceptional items (continued)

Year ended 30 June 2011	Gross US$M	Tax US$M	Net US$M
Exceptional items by category			
Withdrawn offer for PotashCorp	(314)	–	(314)
Newcastle steelworks rehabilitation	150	(45)	105
Release of income tax provisions	–	718	718
Reversal of deferred tax liabilities	–	1,455	1,455
	(164)	2,128	1,964

Withdrawn offer for PotashCorp:

The Group withdrew its offer for PotashCorp on 15 November 2010 following the Board's conclusion that the condition of the offer relating to receipt of a net benefit as determined by the Minister of Industry under the Investment Canada Act could not be satisfied. The Group incurred fees associated with the US$45 billion debt facility (US$240 million), investment bankers', lawyers' and accountants' fees, printing expenses and other charges (US$74 million) in progressing this matter during the period up to the withdrawal of the offer, which were expensed as operating costs in the year ended 30 June 2011.

Newcastle steelworks rehabilitation:

The Group recognised a decrease of US$150 million (US$45 million tax charge) to rehabilitation obligations in respect of former operations at the Newcastle steelworks (Australia) following a full review of the progress of the Hunter River Remediation Project and estimated costs to completion.

Release of income tax provisions:

The Australian Taxation Office (ATO) issued amended assessments in prior years denying bad debt deductions arising from the investments in Beenup and Boodarie Iron (both Australia) and the denial of capital allowance claims made on the Boodarie Iron project. The Group challenged the assessments and was successful on all counts before the Full Federal Court. The ATO obtained special leave in September 2010 to appeal to the High Court in respect of the denial of capital allowance claims made on the Boodarie Iron project. The Group's position in respect of the capital allowance claims on the Boodarie Iron project was confirmed by the High Court in June 2011. As a result of these appeals, US$138 million was released from the Group's income tax provision in September 2010 and US$580 million in June 2011.

Reversal of deferred tax liabilities:

Consistent with the functional currency of the Group's operations, eligible Australian entities elected to adopt a US dollar tax functional currency from 1 July 2011. As a result, the deferred tax liability (DTL) relating to certain US dollar denominated financial arrangements has been derecognised, resulting in a credit to income tax expense of US$1,455 million.

35

Financial Information

2. Exceptional items (continued)

Year ended 30 June 2010	Gross US$M	Tax US$M	Net US$M
Exceptional items by category			
Pinal Creek rehabilitation	186	(53)	133
Disposal of Ravensthorpe nickel operations	653	(196)	457
Restructuring of operations and deferral of projects	(298)	12	(286)
Renegotiation of power supply agreements	(229)	50	(179)
Release of income tax provisions	–	128	128
	312	(59)	253

Pinal Creek rehabilitation:

On 22 February 2010 a settlement was reached in relation to the Pinal Creek (US) groundwater contamination which resulted in other parties taking on full responsibility for ground water remediation and partly funding the Group for past and future rehabilitation costs. As a result, a gain of US$186 million (US$53 million tax expense) was recognised reflecting the release of rehabilitation provisions and cash received.

Disposal of Ravensthorpe nickel operations:

On 9 December 2009, the Group announced it had signed an agreement to sell the Ravensthorpe nickel operations (Australia). The sale was completed on 10 February 2010. As a result of the sale, impairment charges recognised as exceptional items in the financial year ended 30 June 2009 were partially reversed totalling US$611 million (US$183 million tax expense). In addition, certain obligations that remained with the Group were mitigated and related provisions released; together with minor net operating costs this resulted in a gain of US$42 million (US$13 million tax expense).

Restructuring of operations and deferral of projects:

Continuing power supply constraints impacting the Group's three Aluminium smelter operations in southern Africa, and temporary delays with the Guinea Alumina project, gave rise to charges for the impairment of property, plant and equipment and restructuring provisions. A total charge of US$298 million (US$12 million tax benefit) was recognised by the Group in the year ended 30 June 2010.

Renegotiation of power supply arrangements:

Renegotiation of long term power supply arrangements in southern Africa impacted the value of embedded derivatives contained within those arrangements. A total charge of US$229 million (US$50 million tax benefit) was recognised by the Group in the year ended 30 June 2010.

Release of income tax provisions:

The Australian Taxation Office (ATO) issued amended assessments in prior years denying bad debt deductions arising from the investments in Hartley, Beenup and Boodarie Iron and the denial of capital allowance claims made on the Boodarie Iron project. BHP Billiton lodged objections and was successful on all counts in the Federal Court and the Full Federal Court. The ATO has not sought to appeal the Boodarie Iron bad debt disallowance to the High Court which resulted in a release of US$128 million from the Group's income tax provisions. The ATO sought special leave to appeal to the High Court in relation to the Beenup bad debt disallowance and the denial of the capital allowance claims on the Boodarie Iron project and was granted special leave only in relation to the denial of the capital allowance claims on the Boodarie Iron project.

36

BHP Billiton Financial Results for the year ended 30 June 2012

3. Interests in jointly controlled entities

Major shareholdings in jointly controlled entities	Ownership interest at BHP Billiton Group reporting date [(a)]			Contribution to profit after taxation		
	30 June 2012 %	30 June 2011 %	30 June 2010 %	**Year ended 30 June 2012 US$M**	Year ended 30 June 2011 US$M	Year ended 30 June 2010 US$M
Mozal SARL	**47.1**	47.1	47.1	**(5)**	66	4
Compañia Minera Antamina SA	**33.75**	33.75	33.75	**553**	602	438
Minera Escondida Limitada	**57.5**	57.5	57.5	**1,367**	2,694	2,175
Samarco Mineração SA	**50**	50	50	**909**	906	430
Carbones del Cerrejón LLC	**33.33**	33.33	33.33	**294**	231	172
Other [(b)]				**145**	(172)	(145)
Total				**3,263**	4,327	3,074

(a) The ownership interest at the Group's and the jointly controlled entity's reporting date are the same. When the annual financial reporting date is different to the Group's, financial information is obtained as at 30 June in order to report on a basis consistent with the Group's reporting date.

(b) Includes the Group's effective interest in the Richards Bay Minerals joint venture of 37.76 per cent (30 June 2011: 37.76 per cent; 30 June 2010: 37.76 per cent), the Guinea Alumina project (ownership interest 33.3 per cent; 30 June 2011: 33.3 per cent; 30 June 2010: 33.3 per cent), the Newcastle Coal Infrastructure Group Pty Ltd (ownership interest 35.5 per cent; 30 June 2011: 35.5 per cent; 30 June 2010: 35.5 per cent) and other immaterial jointly controlled entities.

Assets held for sale:

In February 2012 the Group announced it had exercised an option to sell its non-operated interest in Richards Bay Minerals to Rio Tinto. The remaining assets and liabilities of the Richards Bay Minerals joint venture were classified as current assets held for sale of US$848 million (predominantly comprising cash and cash equivalents of US$120 million, trade and other receivables of US$196 million, inventories of US$128 million and property, plant and equipment of US$369 million), and as current liabilities held for sale of US$433 million (predominantly comprising trade and other payables of US$153 million, interest bearing liabilities of US$178 million and tax liabilities of US$67 million) at 30 June 2012.

4. Net finance costs

	Year ended 30 June 2012 US$M	Year ended 30 June 2011 US$M	Year ended 30 June 2010 US$M
Financial expenses			
Interest on bank loans and overdrafts	**22**	19	24
Interest on all other borrowings	**696**	471	460
Finance lease and hire purchase interest	**37**	12	14
Dividends on redeemable preference shares	**–**	–	–
Discounting on provisions and other liabilities	**481**	411	359
Discounting on post-retirement employee benefits	**129**	128	130
Interest capitalised [(a)]	**(314)**	(256)	(301)
Fair value change on hedged loans	**345**	(140)	131
Fair value change on hedging derivatives	**(376)**	110	(138)
Exchange variations on net debt	**(65)**	51	(5)
	955	806	674
Financial income			
Interest income	**(122)**	(141)	(117)
Expected return on pension scheme assets	**(103)**	(104)	(98)
	(225)	(245)	(215)
Net finance costs	**730**	561	459

(a) Interest has been capitalised at the rate of interest applicable to the specific borrowings financing the assets under construction or, where financed through general borrowings, at a capitalisation rate representing the average interest rate on such borrowings. For the year ended 30 June 2012 the capitalisation rate was 2.83 per cent (30 June 2011: 2.87 per cent; 30 June 2010: 3.5 per cent).

37

Financial Information

5. Taxation

	Year ended 30 June 2012 US$M	Year ended 30 June 2011 US$M	Year ended 30 June 2010 US$M
Taxation expense including royalty related taxation			
UK taxation expense	**(21)**	21	178
Australian taxation expense	**6,043**	3,503	3,798
Overseas taxation expense	**1,468**	3,785	2,587
Total taxation expense	**7,490**	7,309	6,563

Total taxation expense including royalty-related taxation, exceptional items and exchange rate movements, was US$7,490 million, representing an effective rate of 32.5 per cent (30 June 2011: 23.4 per cent; 30 June 2010: 33.5 per cent).

Exchange rate movements increased taxation expense by US$250 million (30 June 2011: decrease of US$1,473 million; 30 June 2010: increase of US$106 million). The reduced impact compared to the year ended 30 June 2011 is predominantly due to eligible Australian entities electing to adopt a US dollar tax functional currency from 1 July 2011.

Exceptional items decreased taxation expense by US$1,745 million (30 June 2011: decrease of US$2,128 million; 30 June 2010: increase of US$59 million) predominantly due to the recognition of tax benefits of US$1,193 million arising from the impairment of goodwill and other assets in relation to the Fayetteville shale gas assets, the Nickel West assets and the Olympic Dam Project assets; and the recognition of a net income tax benefit of US$637 million on enactment of the MRRT and PRRT extension legislation in Australia.

Government imposed royalty arrangements calculated by reference to profits after adjustment for temporary differences are reported as royalty related taxation. Royalty-related taxation (excluding exceptional items) contributed US$889 million to taxation expense representing an effective rate of 3.9 per cent (30 June 2011: US$828 million and 2.6 per cent; 30 June 2010: US$451 million and 2.3 per cent).

6. Earnings per share

	Year ended 30 June 2012	Year ended 30 June 2011	Year ended 30 June 2010
Basic earnings per ordinary share (US cents)	**289.6**	429.1	228.6
Diluted earnings per ordinary share (US cents)	**288.4**	426.9	227.8
Basic earnings per American Depositary Share (ADS) (US cents) [(a)]	**579.2**	858.2	457.2
Diluted earnings per American Depositary Share (ADS) (US cents) [(a)]	**576.8**	853.8	455.6
Basic earnings (US$M)	**15,417**	23,648	12,722
Diluted earnings (US$M)	**15,417**	23,648	12,743

38

BHP Billiton Financial Results for the year ended 30 June 2012

The weighted average number of shares used for the purposes of calculating diluted earnings per share reconciles to the number used to calculate basic earnings per share as follows:

	Year ended 30 June 2012 Million	Year ended 30 June 2011 Million	Year ended 30 June 2010 Million
Weighted average number of shares			
Basic earnings per ordinary share denominator	**5,323**	5,511	5,565
Shares and options contingently issuable under employee share ownership plans	**23**	29	30
Diluted earnings per ordinary share denominator	**5,346**	5,540	5,595

(a) Each American Depositary Share represents two ordinary shares.

7. Dividends

	Year ended 30 June 2012 US$M	Year ended 30 June 2011 US$M	Year ended 30 June 2010 US$M
Dividends paid/payable during the period			
BHP Billiton Limited	**3,559**	3,076	2,787
BHP Billiton Plc – Ordinary shares	**2,335**	2,003	1,831
– Preference shares [(a)]	**–**	–	–
	5,894	5,079	4,618
Dividends declared in respect of the period			
BHP Billiton Limited	**3,621**	3,331	2,921
BHP Billiton Plc – Ordinary shares	**2,376**	2,183	1,920
– Preference shares [(a)]	**–**	–	–
	5,997	5,514	4,841

(a) 5.5 per cent dividend on 50,000 preference shares of £1 each declared and paid annually (30 June 2011: 5.5 percent; 30 June 2010: 5.5 percent).

	Year ended 30 June 2012 US cents	Year ended 30 June 2011 US cents	Year ended 30 June 2010 US cents
Dividends paid during the period (per share)			
Prior year final dividend	**55.0**	45.0	41.0
Interim dividend	**55.0**	46.0	42.0
	110.0	91.0	83.0
Dividends declared in respect of the period (per share)			
Interim dividend	**55.0**	46.0	42.0
Final dividend	**57.0**	55.0	45.0
	112.0	101.0	87.0

Dividends are declared after period end in the announcement of the results for the period. Interim dividends are declared in February and paid in March. Final dividends are declared in August and paid in September. Dividends declared are not recorded as a liability at the end of the period to which they relate. Subsequent to year end, on 22 August 2012, BHP Billiton declared a final dividend of 57.0 US cents per share (US$3,049 million), which will be paid on 28 September (30 June 2011: 55.0 cents per share – US$2,943 million; 30 June 2010: 45.0 US cents per share – US$2,504 million).

39

Financial Information

BHP Billiton Limited dividends for all periods presented are, or will be, fully franked based on a tax rate of 30 per cent.

	2012 US$M	2011 US$M	2010 US$M
Franking credits as at 30 June	**7,494**	3,971	3,861
Franking credits arising from the payment of current tax payable	**2,547**	3,218	818
Total franking credits available [(a)]	**10,041**	7,189	4,679

(a) The payment of the final 2012 dividend declared after 30 June 2012 will reduce the franking account balance by US$785 million.

8. Share capital

On 15 November 2010, BHP Billiton announced the reactivation of the remaining US$4.2 billion component of its previously suspended US$13 billion buy-back program and subsequently announced an expanded US$10 billion capital management program on 16 February 2011. This expanded program was completed on 29 June 2011 through a combination of on-market and off-market buy-backs. As at 30 June 2011, there were 2,181,737 shares (US$83 million) in BHP Billiton Plc bought back on-market which were cancelled during the year ended 30 June 2012.

9. Subsequent events

Other than the matters outlined elsewhere in this financial information, no matters or circumstances have arisen since the end of the financial year that have significantly affected, or may significantly affect, the operations, results of operations or state of affairs of the Group in subsequent accounting periods.

10. Business combinations

Major business combinations completed during the year ended 30 June 2012 were:

Petrohawk Energy Corporation

On 14 July 2011, the Group announced it had entered into a definitive agreement to acquire Petrohawk Energy Corporation (Petrohawk) by means of an all-cash tender offer for all of the issued and outstanding shares of Petrohawk. The acquisition date of Petrohawk was 20 August 2011.

Petrohawk is an oil and natural gas company based in the United States. It owns a number of shale gas assets in Texas and Louisiana and associated midstream pipeline systems. This acquisition provides the Group with operated positions in the resource areas of the Eagle Ford shale, Haynesville shale and the Permian Basin.

Petrohawk was purchased for total consideration of US$12,005 million consisting of US$11,690 million for existing shares and US$315 million for settlement of outstanding options, restricted stock and stock appreciation rights (collectively referred to as employee awards). The vesting of the employee awards was accelerated at the acquisition date pursuant to a change of control clause in the original employee award plans. As a result, all of the consideration for settlement of such awards was included in purchase consideration. The terms of the acquisition agreement did not include any contingent consideration.

Acquisition related costs of US$46 million have been expensed and included in other operating expenses in the Consolidated Income Statement.

40

BHP Billiton Financial Results for the year ended 30 June 2012

10. Business combinations (continued)

Details of the business combination are as follows:

	Provisional fair value reported at 31 December 2011 US$M	Adjustments to provisional fair value US$M	Final fair value US$M
ASSETS			
Cash and cash equivalents	10	–	10
Trade and other receivables [(a)]	322	5	327
Other financial assets	240	–	240
Inventories	59	1	60
Property, plant and equipment [(b)]	21,017	(5,667)	15,350
Intangibles – Goodwill [(c)]	–	3,591	3,591
Other assets	68	–	68
Total assets	**21,716**	**(2,070)**	**19,646**
LIABILITIES			
Trade and other payables	645	(4)	641
Interest bearing liabilities	3,800	–	3,800
Other financial liabilities	7	–	7
Current tax payable	62	(5)	57
Deferred tax liabilities [(d)]	5,049	(2,061)	2,988
Provisions	88	–	88
Total liabilities	**9,651**	**(2,070)**	**7,581**
Net assets	**12,065**	–	**12,065**
less non-controlling interest share of net assets	(60)	–	(60)
Net assets acquired	**12,005**	–	**12,005**
Gross consideration	**12,005**	–	**12,005**
Cash and cash equivalents acquired	(10)	–	(10)
Net consideration paid	**11,995**	–	**11,995**

(a) The gross contractual amount for trade and other receivables was US$330 million of which US$3 million was not expected to be collected at acquisition date.

(b) The fair values were provisional at 31 December 2011 due to the complexity of the valuation process, particularly in relation to the valuation of the oil and gas properties and the accounting for the corresponding deferred tax liability. As a result, the provisional accounting did not separate any goodwill from the value of property, plant and equipment. Subsequent to 31 December 2011, management has obtained a final independent fair valuation of the oil and gas properties and adjusted the provisional value accordingly.

(c) Goodwill is calculated as a residual amount and the net impact of the above adjustments results in the recognition of goodwill of US$3,591 million.

(d) The difference between the allocated fair values of the oil and gas properties acquired and the corresponding tax base gives rise to a DTL. Reducing the valuation of the oil and gas properties gives rise to a corresponding reduction in the DTL.

The goodwill of US$3,591 million is attributable to the expected synergies to be realised through managing the portfolio of both the acquired assets and the Group's existing assets, and to the measurement of deferred income taxes based on nominal amounts rather than fair value. None of the goodwill recognised is expected to be deductible for tax purposes.

The Group has entered into certain retention arrangements with the employees of Petrohawk. Pursuant to these arrangements, the Group will make retention payments at different intervals, subject to mandatory service requirements, and grant restricted share awards in BHP Billiton Limited with vesting dates ranging from 31 December 2012 to 22 August 2014. All retention benefits paid to employees will be accounted for as a post-combination employee benefits expense in the Consolidated Income Statement, of which US$56 million has been expensed since the acquisition date.

From the date of the acquisition to 30 June 2012, revenue of US$1,740 million and a loss after taxation of US$136 million were included in the Consolidated Income Statement with regards to Petrohawk.

41

Financial Information

HWE Mining

On 30 September 2011, the Group finalised the purchase of the HWE mining services business (HWE Mining), comprising three entities and other property, plant and equipment, which provide contract mining services to the Group's Western Australian Iron Ore (WAIO) joint ventures, from Leighton Holdings Limited (Leighton Holdings). The acquisition was funded by the Group's available cash and control was obtained through the purchase of all the issued share capital of the acquired entities.

The acquisition relates to the mining equipment and related assets that service the Area C, Yandi and Orebody 23/25 operations and is consistent with the Group's previously stated intention to move the WAIO business from contract mining to owner-operator mining.

Acquisition related costs of US$17 million have been expensed and included in other operating expenses in the Consolidated Income Statement.

Details of the business combination are as follows:

	Provisional fair value reported at 31 December 2011 US$M	Adjustments to provisional fair value US$M	Final fair value US$M
ASSETS			
Trade and other receivables [(a)]	7	–	7
Inventories	44	–	44
Property, plant and equipment	380	–	380
Intangibles – Goodwill	171	16	187
Deferred tax assets	9	–	9
Total assets	**611**	**16**	**627**
LIABILITIES			
Interest bearing liabilities	109	–	109
Deferred tax liabilities	–	16	16
Provisions	31	–	31
Deferred income	22	–	22
Total liabilities	**162**	**16**	**178**
Net assets acquired	**449**	**–**	**449**
Consideration paid	**449**	**–**	**449**

(a) This represents the gross contractual amount for trade and other receivables all of which is expected to be collected.

The consideration paid was in excess of the fair value of the identifiable assets and liabilities and therefore goodwill of US$187 million has been recognised in respect of the acquisition. The goodwill is attributable to the skilled work force and the expected synergies to result from an in-house mining workforce, improved safety and the management of costs. None of the goodwill recognised is expected to be deductible for tax purposes.

Prior to the acquisition, the Group and HWE Mining were parties to a contract under which HWE Mining supplied contract mining services to the Group. At the time of acquisition, the Group, as manager of the WAIO joint ventures, agreed to settle outstanding claims which amounted to US$241 million. This resulted in US$120 million being recognised in other operating expenses in the Consolidated Income Statement during the year ended 30 June 2012, with the remaining balance having been accrued for in prior periods. The settlement amount was based on mutually agreed claims using commercial rates and extinguished any right for Leighton Holdings to make retrospective claims for work performed prior to the acquisition date.

A payment of US$20 million was made to Leighton Holdings for transitional services to be provided post acquisition. This payment was treated as a prepayment, included within other current assets in the Consolidated Balance Sheet and was amortised over its period of use.

42

BHP Billiton Financial Results for the year ended 30 June 2012

10. Business combinations (continued)

From the date of the acquisition to 30 June 2012, revenue of US$1,064 million, which includes US$870 million of intercompany revenues, and a profit after taxation of US$101 million were included in the Consolidated Income Statement with regards to HWE Mining.

Notional financial information

The revenue and profit after taxation of the combined Group for the year ended 30 June 2012 as though the acquisition date for all business combinations that occurred during the year had been as of 1 July 2011 are US$72.6 billion and US$15.6 billion respectively.

Business combination during the year ended 30 June 2011

Fayetteville Shale gas

The financial statements for the year ended 30 June 2011 included disclosure of the provisional fair values of the identifiable assets and liabilities of the Fayetteville Shale gas business acquired in March 2011. The fair values were provisional at 30 June 2011 due to the complexity of the valuation process. The provisional fair values of the assets and liabilities acquired approximated the consideration paid (US$4,819 million) and therefore no goodwill or bargain purchase gain was recognised at 30 June 2011. Subsequent to 30 June 2011, management has made the following adjustments to the business combination accounting:

Provisional fair Adjustments to value reported at provisional Final

30 June 2011 fair value fair value US$M US$M US$M

ASSETS

Trade and other receivables 38 – 38

Inventories 3 – 3

Property, plant and equipment (a) 4,803 (523) 4,280

Intangibles – Goodwill – 552 552

Total assets 4,844 29 4,873

LIABILITIES

Trade and other payables 21 – 21

Provisions 4 24 28

Total liabilities 25 24 49

Net assets acquired 4,819 5 4,824

Consideration paid 4,819 5 4,824

(a) US$523 million adjustment to fair value of oil and gas properties is based on additional information relating to the condition of the properties at acquisition date. In particular, information about the minimum level of development activity required to retain the acreage.

The adjustments to the provisional fair values, which have been recognised by restating the 2011 comparative information, have resulted in recognition of goodwill of US$552 million. The goodwill of US$552 million was attributable to the synergies expected to be derived from market access and an assembled workforce at the field level. Goodwill recognised that is expected to be deductible for tax purposes is US$552 million. During the year ended 30 June 2012 goodwill and property, plant and equipment recognised as part of the Fayetteville business combination has been impaired – refer note 2 Exceptional Items.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: August 22, 2012	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary